INTEGRATED ALARM SERVICES GROUP, INC.,

as the Company,

THE GUARANTOR PARTIES HERETO,

as Subsidiary Guarantors,

and

WELLS FARGO BANK, N.A.,

as Trustee

_____

12% SENIOR SECURED NOTES DUE 2011

_____

INDENTURE

Dated as of November 16, 2004

_____

EXHIBITS

Exhibits A   FORM OF NOTE

INDENTURE, dated as of November 16, 2004, among Integrated Alarm Services Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined herein) and Wells Fargo Bank, N.A., a national banking association, as trustee.

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its 12% Senior Secured Notes due 2011 to be issued as provided in this Indenture. All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

The Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01.   Definitions.

"Acquired Debt" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Acquired Subordinated Debt" means with respect to any specified entity Indebtedness of any other entity existing at the time such other entity is merged with or into or becomes a Restricted Subsidiary of such specified entity, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other entity merging with or into or becoming a Restricted Subsidiary of such specified entity and which would constitute Subordinated Indebtedness.

"Additional Notes" means Notes issued under this Indenture after the Issue Date and in compliance with Section 2.13 and 4.07, it being understood that any Notes issued in exchange for or replacement of any Notes issued on the Issue Date shall not be Additional Notes, including any such Notes issued pursuant to a Registration Rights Agreement.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling,""controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

"Agent" means any Registrar, Paying Agent or co-registrar.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback and excluding any pledge of, or the creation, incurrence, assumption or sufferance to exist of any other Lien on assets by the Company or any of its Restricted Subsidiaries), other than sales of inventory in the ordinary course of business, and

(2) the issue or sale by the Company or any of its Subsidiaries of Equity Interests in any of the Company's Restricted Subsidiaries (excluding directors' qualifying shares or an immaterial number of shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary and excluding any pledge of Equity Interests of the Company or any of its Restricted Subsidiaries),

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a Fair Market Value in excess of $2.5 million.

Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(1) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(2) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary of the Company;

(3) the sale of excess or obsolete assets, in the ordinary course of business;

(4) a Restricted Payment that is permitted by Section 4.07 hereof;

(5) transactions covered by Section 5.01 hereof;

(6) any transaction that constitutes a Change of Control;

(7) dispositions or foreclosure in connection with Permitted Liens; and

(8) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business and which do not materially interfere with the business of the Company and its Restricted Subsidiaries.

"Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

"Board of Directors" means the board of directors of the Company or a Holding Company, as applicable, or any duly authorized and constituted committee thereof.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

"Broker-Dealer" has the meaning set forth in the Registration Rights Agreement.

"Business Day" means any day other than a Legal Holiday.

"Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means (1) in the case of a corporation, capital stock, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition, unless such securities are deposited by the Company to defease any Indebtedness;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $250 million and outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from either Moody's or S&P and in each case maturing within six months after the date of acquisition;

(6) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within six months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

"Change of Control" means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any Person or;

(2) the acquisition by any Person or Group of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of the Company;

(3) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(4) the liquidation, dissolution or adoption of a plan of liquidation or dissolution other than in a transaction which complies with the provisions described in Section 5.01 herein.

"Cash Management Obligations" means all obligations of the Company, as borrower, or any other Obligor to any Lender under or in connection with any arrangement in respect of overdraft protection, automated clearing house services and other treasury, depositary and cash management services, including reimbursement obligations relating thereto, overdraft liabilities, liabilities in respect of returned items, fees, expenses and indemnities (including interest accruing thereon after the filing of a petition in bankruptcy or the commencement of any Insolvency Proceeding, regardless of whether the same is allowed as a claim in such proceeding).

"Closing Date" means November 16, 2004.

"Collateral" means all real and personal property of the Company and the Subsidiary Guarantors other than "Excluded Assets" (as defined in the Security Agreement).

"Collateral Documents" means the Security Agreement, the Pledge Agreement, the Second Priority Mortgages and any other document or instrument pursuant to which a Lien is granted by any Grantor to secure any Second Priority Claims or under which rights or remedies with respect to any such Lien are governed.

"Collateral Trustee" means Wells Fargo Bank, N.A., acting in its capacity as collateral trustee under the Collateral Documents, together with its successors and in such capacity.

"Commission" means the Securities and Exchange Commission.

"Company" means Integrated Alarm Services Group, Inc. until a successor replaces it pursuant to Section 5.01 hereof and thereafter means the successor.

"Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus or minus, to the extent deducted or added in computing such Consolidated Net Income:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

(2) consolidated interest expense of such Person and its Restricted Subsidiaries, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net costs (if any) pursuant to Hedging Obligations);

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charges to the extent that it represents an accrual of or reserve for cash payments to be made in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries; and

(4) (x) all non-cash credits and gains increasing Consolidated Net Income for such period and (y) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period,

in each case for such period. Notwithstanding the foregoing, items specified in (1), (3) and (4) above for any Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated EBITDA only:

(a) in proportion to the percentage of the total Capital Stock of such Restricted Subsidiary held directly or indirectly by the Company; and

(b) to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the Company by such Restricted Subsidiary pursuant to its charter and by-laws and each law, regulation, agreement or judgment applicable to such distribution.

"Consolidated Fixed Charge Coverage Ratio" means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent Four Quarter Period to Consolidated Fixed Charges for such Four Quarter Period.

For purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated on a pro forma basis after giving effect to:

(1)   the incurrence by the Company and its Restricted Subsidiaries' of Indebtedness and the issuance by the Company and its Restricted Subsidiaries' of Disqualified Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to the date of determination, as if such incurrence or issuance (and the application of the proceeds therefrom) or the repayment, as the case may be, occurred on the first day of such Four Quarter Period, and

(2)   any acquisition or disposition (including, without limitation, any acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any entity that becomes a Restricted Subsidiary as a result of such acquisition) incurring, assuming or otherwise becoming liable for Indebtedness or issuing Disqualified Stock) during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to the date of determination, as if such acquisition or disposition (including the incurrence or assumption of any such Indebtedness and the issuance of such Disqualified Stock and also including any Consolidated EBITDA associated with such acquisition or disposition) occurred on the first day of such Four Quarter Period.

For purposes of paragraph (2) immediately above, acquisitions of alarm monitoring contracts may be given pro forma effect but only to the extent the aggregate RMR with respect to such net acquired alarm monitoring contracts exceeds the aggregate Cancelled RMR and Disqualified RMR during such Four Quarter Period. In calculating Consolidated EBITDA with respect to acquired alarm monitoring contracts, the Company shall apply its average overhead expenses for the Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company consistent with (except as otherwise provided in the Indenture) Article 11 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation may be amended.

If any Indebtedness bears interest on a floating or fluctuating basis and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to the such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

"Consolidated Fixed Charges" means, for any period the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(5) net cash payments pursuant to Hedging Obligations; and

(6) dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case held by Persons other than the Company or a Wholly Owned Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company).

For purposes of this definition, Consolidated Fixed Charges excludes the (i) amortization of deferred financing fees and the expensing of any bridge or other financing fees and (ii) net payments pursuant to Hedging Obligations that do not constitute Indebtedness.

"Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income (but not net loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any

agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) any extraordinary gain or loss, together with any related provision for taxes on such gain or loss, shall be excluded;

(5) any gain or loss resulting from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects shall be excluded;

(6) any gain or loss from foreign exchange transactions shall be excluded;

(7) the cumulative effect of a change in accounting principles shall be excluded;

(8) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, except to the extent includable under (1) above;

(9) any non-cash compensation expense in connection with the issuance of employee or independent contractor stock options shall be excluded; and

(10) any amount paid or accrued as dividends on Preferred Stock of the Company or any Subsidiary Guarantor owned by Persons other than the Company and any of its Restricted Subsidiaries shall be excluded.

"Consolidated Net Worth" means, with respect to any specified Person as of any date, the sum of:

(1) the consolidated common stockholders' equity of such Person and its consolidated Restricted Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of the Board of Directors on the date of this Indenture; or

(2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

"Corporate Trust Office of the Trustee" shall be at the address of the Trustee specified in Section 13.02 hereof or such other address as to which the Trustee may give notice to the Company.

"Credit Agreement" means the Credit Agreement, dated as of November 16, 2004, by and among Integrated Alarm Services Group, Inc., Criticom International Corporation, Monital Signal Corporation, Integrated Alarm Services, Inc., Payne Security Group, L.L.C., American Home Security, Inc. and the guarantors party thereto and the banks party thereto and LaSalle Bank National Association, as Agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, restated, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including by way of adding Restricted Subsidiaries of the Company as borrowers or guarantors thereunder) all of or a portion of the Indebtedness under such agreement or any such successor or replacement agreement and whether by the same or any other agent, lender or group of lenders (or other institutions) or otherwise.

"Credit Agreement Obligations" means all Obligations under or pursuant to the Credit Agreement.

"Custodian" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Definitive Note" means a certificated Note registered in the name of the Holder thereof, issued in accordance with Section 2.06 hereof, bearing, if required, the appropriate Private Placement Legend but not the Global Note Legend and not having attached thereto "Schedule of Exchanges of Interests in the Global Note."

"Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.04 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"Designated Offering" means an offering (including a private placement) of Capital Stock (other than Disqualified Stock) of the Company, other than (i) public offerings with respect to Capital Stock registered on Form S-8 under the Securities Act and (ii) issuances to any Subsidiary of the Company.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, other than an initial public offering of Equity Interests, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the earlier of the stated maturity date of the Notes or the date on which no Notes remain outstanding; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable or is so redeemable at the sole option of the holder thereof prior to such date shall be deemed Disqualified Capital Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock, if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to Section 4.10, 4.11 and Section 4.19.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Event of Default" has the meaning set forth in Section 6.01.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Notes" means (1) the 12% Senior Secured Notes Due 2011 issued pursuant to this Indenture in connection with a Registered Exchange Offer pursuant to a Registration Rights Agreement and (2) Additional Notes, if any, issued in accordance with the terms of this Indenture pursuant to a registration statement filed with the SEC under the Securities Act.

"Exchange Offer" has the meaning set forth in the Registration Rights Agreement.

"Exchange Offer Registration Statement" has the meaning set forth in the Registration Rights Agreement.

"Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and Indebtedness being repaid on the date of this Indenture) in existence on the date of this Indenture, until such amounts are repaid.

"Fair Market Value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

"First Lien Credit Facilities" means (a) the credit facilities provided pursuant to the Credit Agreement and (b) any other credit facility permitted by Section 4.07 (b)(i) of the Indenture, that, in the case of both <u>clauses (a)</u> and <u>(b)</u>, is secured by a Lien permitted pursuant to clause (v) of the definition of "Permitted Liens" in Section 1.01 of the Indenture.

"First Priority Cash Management Obligations" means any Cash Management Obligations secured by any common Collateral under the same First Priority Collateral Documents that secure Obligations under any First Lien Credit Facility.

"First Priority Claims" means (a) all Credit Agreement Obligations, (b) all Obligations under one or more other First Lien Credit Facilities, the Indebtedness under each of which is designated by the Company, as borrower, as "First Priority Claims" for purposes of this Indenture, (c) all other Obligations of the Company, as borrower, or any other Obligor under the First Priority Documents, including all First Priority Hedging Obligations and First Priority Cash Management Obligations and (d) all Future Other First Lien Obligations. First Priority Claims shall include all interest accrued or accruing (or which would, absent the commencement of an Insolvency Proceeding, accrue) after the commencement of an Insolvency Proceeding in accordance with and at the rate specified in the relevant First Priority Document whether or not the claim for such interest is allowed as a claim in such Insolvency Proceeding. To the extent any payment with respect to the First Priority Claims (whether by or on behalf of any Obligor, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be fraudulent or preferential in any respect, set aside or required to be paid to a debtor in possession, trustee, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. Notwithstanding the foregoing the Notes and related Obligations will not constitute First Priority Claims and collateral therefor will not constitute First Priority Collateral even if any proceeds of the Notes are used to repay Obligations under the Credit Agreement. Notwithstanding anything to the contrary contained in this definition, any Obligation under a First Priority Document (including any Cash Management Obligation or Hedging Obligation) shall constitute a "First Priority Claim" if the New Credit Facility Agent or the relevant First Priority Lender or First Priority Lenders under such First Priority Document shall have received a written representation from the Company, as borrower, in or in connection with such First Priority Document that such Obligation constitutes a "First Priority Claim" under and as defined in this Indenture (whether or not such Obligation is at any time determined not to have been permitted to be incurred under the Indenture).

''First Priority Claim Period'' means any period during which: (1) any First Priority Claim is outstanding; (2) any commitments pursuant to which First Priority Claims may be incurred are in effect; or (3) any letters of credit issued under any First Priority Documents are outstanding but have not been discharged or fully cash collateralized in accordance with the terms of the applicable First Priority Document.

''First Priority Collateral Documents'' means any agreement, document or instrument pursuant to which a Lien is granted securing any First Priority Claims or under which rights or remedies with respect to such Liens are governed.

"First Priority Documents'' means the Credit Agreement, the Loan Documents, the First Priority Collateral Documents and each of the other agreements, documents and instruments (including each agreement, document or instrument providing for or evidencing a First Priority Hedging Obligation or First Priority Cash Management Obligation) providing for or evidencing any other Obligation under the Credit Agreement or any other First Lien Credit Facility or any Future Other First Lien Obligation, and any other related document or instrument executed or delivered pursuant to any First Priority Document at any time or otherwise evidencing any First Priority Claim.

"First Priority Liens'' means all Liens that secure the First Priority Claims.

"First Priority Hedging Obligations" means any Hedging Obligations secured by any common Collateral under the same First Priority Collateral Documents that secure Obligations under a First Priority Credit Facility.

"Four Quarter Period" means, as of any date of determination, the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination.

"Future Other First Lien Obligations" means all Obligations of the Company, as borrower, or any other obligor in respect of Cash Management Obligations or Hedging Obligations that are designated by the Borrower as "First Priority Claims" as permitted by the Indenture (other than any First Priority Cash Management Obligations and First Priority Hedging Obligations); provided that the required lenders (however denominated) under any First Lien Credit Facility then in effect have consented to such designation.

"GAAP" means generally accepted accounting principles as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, and statements and pronouncements of the Financial Accounting Standards Board, the Commission or the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"Global Note Legend" means the legend set forth in Section 2.06(d)(i)(C) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"Global Notes" means, individually and collectively, each of the Notes in permanent global form substantially in the form of Exhibit A hereto, issued in accordance with Section 2.01 hereof.

"Grantors" means each of the Company and the Subsidiary Guarantors that has executed and delivered a First Priority Collateral Document or a Security Document.

"Group" means any group of related Persons for purposes of Section 13(d) of the Exchange Act.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Hedging Obligations" of any Person means the obligations of such Person under:

(1) interest rate protection agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, interest rate futures and interest rate options;

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(3) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"Holder" means the registered owner of any Note.

"Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker's acceptances;

(4) Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by such Person, the amount of such Indebtedness being deemed to be the lesser of the value of such property or asset or the amount of the Indebtedness so secured and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person; provided that Indebtedness shall not include:

(x) any amounts withheld by the Company or any Restricted Subsidiary from the purchase price paid for the purchase of monitoring accounts;

(y) Indebtedness in respect of letters of credit to support workers compensation obligations, performance bonds, bankers' acceptances and surety or appeal bonds provided by the Company or any of its Restricted Subsidiaries to their customers in the ordinary course of the business; and

(z) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any business assets or Restricted Subsidiaries of the Company (other than guarantees of Indebtedness or other obligations incurred by any Person acquiring all or any portion of such business assets or Restricted Subsidiaries of the Company for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds actually received by the Company or any of its Restricted Subsidiaries in connection with such disposition.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"Indenture" means this Indenture, as amended or supplemented from time to time.

"Indirect Participant" means a Person who holds a beneficial interest in a Global Note through a Participant.

"Initial Notes" means (1) $125,000,000 aggregate principal amount of 12% Senior Secured Notes due 2011 issued on the Issue Date and (2) Additional Notes, if any, issued in accordance with the terms of the Indenture in a transaction exempt from the registration requirements of the Securities Act.

"Initial Purchasers" means (1) with respect to the Initial Notes issued on the Issue Date, Morgan Joseph & Co. Inc., Wells Fargo Securities, LLC and ABN AMRO Incorporated and (2) with respect to each issuance of Additional Notes, the Persons purchasing such Additional Notes under the related Purchase Agreement.

"Insolvency Proceeding" has the meaning given to it in the Intercreditor Agreement.

"Intercreditor Agreement" means the Intercreditor Agreement, dated as of November 12, 2004, by and among the New Credit Facility Agent, the Collateral Trustee and the Company, as borrower, as such agreement may be amended, modified or supplemented from time to time.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations) advances or capital contributions (excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP recorded as accounts receivable, prepaid expenses or deposits on the balance sheets of the Company or its Restricted Subsidiaries), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities (other than Cash Equivalents), together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that Investments shall not include the purchase of subscriber accounts or amounts owed to the Company by security alarm dealers for subscriber accounts lost through attrition. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in Section 4.07(c) hereof. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person determined as provided in Section 4.07(c) hereof.

"Issue Date" means November 16, 2004.

"Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

"Letter of Transmittal" means the letter of transmittal to be prepared by the Company and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Liquidated Damages" means all liquidated damages then owing pursuant to Section 5 of the Registration Rights Agreement.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Cash Proceeds" with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including payments in respect of deferred payment obligations when received in the form of cash), net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and sales commissions, recording fees, relocation costs, title insurance premiums, appraisers' fees and costs reasonably incurred in preparation of any asset or property for sale;

(2) taxes paid or reasonably estimated to be payable (calculated based on the combined state, federal and foreign statutory tax rates applicable to the Company or the Restricted Subsidiary engaged in such Asset Sale after taking into account any tax credits or deductions and any tax sharing arrangements);

(3) all payments made on any Indebtedness of the Company or any Subsidiary Guarantor which is secured by any assets subject to such Asset Sale;

(4) all distributions and other payments required to be made to any Person owning a beneficial interest in the assets subject to sale, or minority interest holders in Subsidiaries or joint ventures, as a result of such Asset Sale; and

(5) any reserves established in accordance with GAAP for adjustment in respect of the sales price of the asset or assets subject to such Asset Sale or for any liabilities associated with such Asset Sale.

"New Credit Facility Agent" means, at any time, the Person acting as "agent" or "administrative agent" under the Credit Agreement.

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (to a Subsidiary Guarantor or otherwise) or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

"Note Obligations" means all Guaranteed Obligations and all Obligations of any Subsidiary Guarantor under this Indenture, the Notes and the Collateral Documents.

"Notes" means the 12% Senior Secured Notes due 2011 of the Company issued on the date hereof, any Additional Notes and the Exchange Notes. The Notes, the Additional Notes, if any, and the Exchange Notes shall be treated as a single class for all purposes under this Indenture.

"Obligations" means any and all obligations with respect to the payment of (a) any principal of or interest (including interest accruing on or after the commencement of any insolvency or liquidation proceedings, whether or not a claim for post-filing interest is allowed in such proceeding) or premium on any Indebtedness, including any reimbursement obligation in respect of any letter of credit, (b) any fees, indemnification obligations, damages, expense reimbursement obligations or other liabilities payable under the documentation governing any Indebtedness, (c) any obligation to post cash collateral in respect of letters of credit and any other obligations and (d) any Hedging Obligations.

"Officer" means the Chief Executive Officer, the Chief Financial Officer, or any Executive Vice-President of the Company.

"Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. An Opinion of Counsel must meet the requirements of Section 13.04 of this Indenture. The counsel may be an employee of or counsel to the Company or the Trustee.

"Participant" means, with respect to the Depositary, a Person who has an account with the Depositary.

"Permitted Business" means any business conducted by the Company and its Restricted Subsidiaries on the date of this Indenture and other businesses reasonably related, ancillary or complementary thereto, as determined in good faith by the Company's Board of Directors.

"Permitted Investment" means:

(1) any Investment by the Company or a Restricted Subsidiary (whether existing on the Closing Date or created thereafter) in any Person that after such Investment, and as a result thereof, becomes a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment made as a result of the receipt of non-cash consideration from a sale of assets that was made pursuant to and in compliance with Section 4.11;

(4) any Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(5) Investments in securities of trade creditors, wholesalers, suppliers or customers received pursuant to any plan of reorganization or similar arrangement for obligations arising in the ordinary course of business;

(6) loans or advances to employees of the Company or any Restricted Subsidiary thereof for purposes of purchasing from the Company its Capital Stock and loans and advances to dealers or independent contractors secured by alarm monitoring contracts and made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, provided that any such loan or advances shall be limited to the Fair Market Value of the alarm monitoring contracts securing such loan or advance;

(7) receivables owing to the Company or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Restricted Subsidiaries or in satisfaction of judgments or claims;

(9) Hedging Obligations incurred in compliance with Section 4.07 and not for speculative purposes; and

(10) other Investments in an amount not to exceed $2.0 million.

"Permitted Liens" means:

(1) Liens securing the Notes or the Subsidiary Guarantees;

(2) Liens in favor of the Company or any of its Wholly Owned Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company or at the time such Person becomes a Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens under the Credit Agreement;

(6) Liens existing on the date of this Indenture;

(7) Liens securing Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property or assets used in the Company's or any Restricted Subsidiary's business or incurred to refinance any such purchase price or cost of construction or improvement, in each case incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided that the principal amount of any Indebtedness described in this clause (6) shall not exceed $5.0 million at any time outstanding;

(8) Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(9) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries;

(10) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the assets of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith by appropriate proceedings;

(11) pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case incurred in the ordinary course of business; and

(12) Liens on the assets of the Company or any Restricted Subsidiary to secure any Permitted Refinancing Indebtedness, in whole or in part, of any Indebtedness secured by Liens; provided, however, that any such Lien shall be limited to the same assets that secured the original Indebtedness.

"Permitted Refinancing Disqualified Stock" means any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for or the net proceeds of which are used to repurchase or redeem other Disqualified Stock of the Company or such Restricted Subsidiary (other than intercompany Disqualified Stock); provided that:

(1) the liquidation preference of such Permitted Refinancing Disqualified Stock does not exceed the liquidation value, plus premiums, penalties and accrued dividends on, the Disqualified Stock so exchanged, repurchased or redeemed (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Disqualified Stock has a redemption date no earlier than the redemption date of the Disqualified Stock being exchanged, repurchased or redeemed; and

(3) such Permitted Refinancing Disqualified Stock is issued either by the Company or by the Restricted Subsidiary that issued the Disqualified Stock being exchanged, repurchased or redeemed.

"Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or such Restricted Subsidiary (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premiums, penalties and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date, and a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is (i) *pari passu* in right of payment to the Notes or any Subsidiary Guarantee, such Permitted Refinancing Indebtedness is *pari passu* with or subordinated in right of payment to the Notes or any Subsidiary Guarantee, (ii) subordinated in right of payment to the Notes or any Subsidiary Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or any Subsidiary

Guarantee of the Notes, in each case on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and (iii) secured liens securing such Permitted Refinancing Indebtedness do not extend to any assets other than those securing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness be extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Pledge Agreement", means the Pledge Agreement, dated November 16, 2004, between Integrated Alarm Services Group, as "Pledgor", and Wells Fargo Bank, N.A., as collateral trustee for the Secured Parties (as defined therein).

"Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

"Private Exchange" means the issuance by the Company, pursuant to a Registration Rights Agreement, to the Initial Purchasers, in exchange for the Initial Notes held by the Initial Purchaser as part of its initial distribution, of a like aggregate principal amount of Private Exchange Notes.

"Private Exchange Notes" means any 12% Senior Secured Notes due 2011 issued in connection with a Private Exchange.

"Private Placement Legend" means the legend set forth in Section 2.06(d)(i)(A) o be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

"Property" means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, and including Capital Stock.

"Purchase Agreement" means (1) with respect to the Initial Notes issued on the Issue Date, the Purchase Agreement dated November 10, 2004, among the Company and the Initial Purchasers, and (2) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Company and the Persons purchasing such Additional Notes.

''Purchase Suspension Period'' means (i) the date on which the Company files its Quarterly Report on Form 10-Q (with respect to its first three fiscal quarters) (or, in the event the Company is not required to or does not file any such Quarterly Report with respect to a fiscal quarter, the 45th day after the end of such fiscal quarter) or the 45th day after the end of its fourth fiscal quarter (with respect to the last fiscal quarter of a year) with respect to a Purchase Suspension Trigger to and including (ii) the next succeeding date on which the Company files a Quarterly Report on Form 10-Q (with respect to its first three fiscal quarters) or the 45th day after the end of its fourth fiscal quarter (with respect to the last fiscal quarter of a year) (or, in the event the Company is not required to or does not file any such report with respect to a fiscal period, the 45th day after the end of such fiscal period) for which both its Weighted Average Retail Attrition Rate and Retail Attrition Rate are equal to or less than 18%.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Qualified Consideration" means, with respect to any Asset Sale (or any other transaction or series of related transactions required to comply with Section 4.11 (a)(iii)), any one or more of:

(1) Cash Equivalents;

(2) securities, notes or other obligations received by the Company or such Restricted Subsidiary from the transferee that are contemporaneously (subject to ordinary settlement periods) converted into cash;

(3) Indebtedness (excluding contingent liabilities and Indebtedness that is *pari passu* or subordinated to the Notes or any Subsidiary Guarantee, and Indebtedness that is owed to the Company or any Affiliate of the Company) of the Company or any Restricted Subsidiary that is expressly assumed by the transferee in an Asset Sale and with respect to which the Company or the Restricted Subsidiary, as the case may be, is unconditionally released by the holder of that Indebtedness; and

(4) any assets received by the Company or its Restricted Subsidiaries that would satisfy clause (ii) of Section 4.11(b) (provided that if such assets involve consideration in excess of $5.0 million, the valuation of such assets has been approved by a majority of the members of the Board of Directors of the Company and, provided, further that if such assets involve consideration in excess of $15.0 million, the Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing).

"Registered Exchange Offer" means the offer by the Company, pursuant to the Registration Rights Agreement, to certain Holders of Notes, to issue and deliver to such Holders, in exchange for the Notes, a like aggregate principal amount of Exchange Notes registered under the Securities Act.

"Registration Rights Agreement" means (1) with respect to the Initial Notes issued on the Issue Date, the Registration Rights Agreement dated November 16, 2004, among the Company and the Initial Purchasers, and (2) with respect to each issuance of Additional Notes issued in a transaction exempt from the registration requirements of the Securities Act, the registration rights agreement, if any, among the Company and the Persons purchasing such Additional Notes under the related Purchase Agreement.

"Representative" means the indenture trustee or other trustee, agent or representative of holders of any Senior Debt.

"Responsible Officer," when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"Restricted Definitive Note" means a Definitive Note bearing the Private Placement Legend.

"Restricted Global Note" means a Global Note bearing Placement Legend.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" means:

(1) the declaration or payment of any dividend or other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company;

(2) the purchase, repurchase, redemption, acquisition or retirement for value (including, without limitation, in connection with any merger or consolidation involving the Company) of any Equity Interests of the Company or any Subsidiary Guarantor (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) the making of any payment on or with respect to, or the purchase, redemption, defeasance or other acquisition or retirement for value of, any Indebtedness that is subordinated to the Notes, except (a) a payment of interest or a payment of principal at Stated Maturity or (b) the purchase, redemption, defeasance or other acquisition or retirement of such subordinated Indebtedness made in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, redemption, defeasance or other acquisition or retirement; or

(4) any Restricted Investment.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"Rule 144A" means Rule 144A promulgated under the Securities Act.

"S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

"Second Priority Claims" means all Obligations in respect of the Notes or arising under the Second Priority Documents or any of them.

"Second Priority Documents" means (a) the Indenture, the Notes and the Collateral Documents and (b) any other related documents or instruments executed and delivered pursuant to any Second Priority Document described in clause (a) above evidencing or governing any Obligations thereunder.

"Second Priority Liens" means all liens granted to the Collateral Trustee that secure Second Priority Claims.

"Second Priority Mortgages" means a collective reference to each mortgage, deed of trust, deed to secure debt, and any other document or instrument under which any Lien on real property owned by any Grantor is granted to the Collateral Trustee secure any Second Priority Claims or under which rights or remedies with respect to any such Liens are governed.

"Securities Act" means the Securities Act of 1933, as amended.

"Security Agreement" means the Notes Security Agreement, dated as of November 16, 2004, among the Debtors and (as defined therein) and the Collateral Trustee.

"Senior Debt" means:

(1) all Indebtedness of the Company or any Subsidiary Guarantor under the Credit Agreement;

(2) any other Indebtedness of the Company or any Subsidiary Guarantor permitted to be incurred under the terms of this Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not allowed as a claim in such proceeding).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by such Person;

(2) any Indebtedness of the Company or any Subsidiary Guarantor to the Company or any of its Subsidiaries or Affiliates;

(3) any trade payables;

(4) any amounts or liabilities owing to dealers from whom the Company purchases subscriber accounts; or

(5) any Indebtedness that is incurred in violation of this Indenture.

"Shelf Registration Statement" means the registration statement filed by the Company in connection with the offer and sale of Initial Notes or Private Exchange Notes pursuant to a Registration Rights Agreement.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subordinated Indebtedness" means any Indebtedness that has a Stated Maturity not earlier than the Stated Maturity date of, and is subordinated in right of payment to, the Notes.

"Subsidiary" means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned, directly or indirectly, by such Person; and

(2) any other Person (other than a corporation), including, without limitation, a partnership, joint venture or limited liability company, in which the specified Person, one or more Subsidiaries thereof or the specified Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has or have at least a majority of the Voting Stock or other ownership interests of such Person.

"Subsidiary Guarantee" means a Guarantee of the Notes pursuant to this Indenture.

"Subsidiary Guarantors" means each Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns until released from their obligations under their Guarantees in accordance with the terms of this Indenture

"TIA" means the Trust Indenture Act of 1939, as in effect on the date on which this Indenture is qualified under the TIA.

"Transfer Restricted Notes" means Notes that bear or are required to bear the Private Placement Legend.

"Trustee" means Wells Fargo Bank, N.A., a national banking association, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

"Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt; and

(2) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Voting Stock" with respect to any specified Person (1) means any class or classes of Equity Interests of the specified Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, partners, managers or trustees of the specified Person (irrespective of whether or not, at the time, stock of any other class or classes have, or might have, voting power by reason of the happening of any contingency) that control the management and policies of such Person, and (2) if such specified Person is a limited partnership, includes the general partner and limited partner interests of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all the outstanding Capital Stock or other ownership interests of which (except directors' qualifying shares) is at such time owned by such Person and its other Wholly Owned Restricted Subsidiaries.

Section 1.02.   Other Definitions.

Term	Defined in Section
"Act"	12.14
"Affiliate Transaction"	4.12
"Asset Sale Offer"	4.11
"Authentication Order"	2.02
"Cancelled RMR"	4.10
"Change of Control Offer"	4.19
"Change of Control Payment"	4.19
"Change of Control Payment Date"	4.19
"Covenant Defeasance"	8.03
"Disqualified RMR"	4.10
"DTC"	2.01
"Event of Default"	6.01
"Excess Proceeds"	4.10
"Guaranteed Obligations"	11.01
"Incur"	4.07
"Legal Defeasance"	8.02
"Offer Amount"	3.07
"Offer Period"	3.07
"Paying Agent"	2.04
"Payment Default"	6.01
"Permitted Debt"	4.07
"Purchase Date"	3.07
"Purchase Suspension Trigger"	4.14
"Qualified RMR"	4.10
"Registrar"	2.04
"Related Proceedings"	12.09
"Replacement Assets"	
"Replacement RMR"	4.10
"Repurchase Offer"	3.07
"Retail Attrition Rate"	4.10
"Retail Attrition Rate Trigger Event"	4.10
"RMR"	4.10
"Specified Courts"	12.09
"Trigger Determination Date"	4.10
"Weighted Average Retail Attrition Rate"	4.10
"Weighted Average Retail Attrition Rate Trigger Event"	
	4.10

Section 1.03.   **Incorporation by Reference of Trust Indenture Act**.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Notes;

"indenture security Holder" means a Holder of a Note;

"indenture to be qualified" means this Indenture;

"indenture trustee" or "institutional trustee" means the Trustee; and

"obligor" on the Notes means the Company and any successor obligor upon the Notes.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.

Section 1.04.   **Rules of Construction.**

(a)   Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii)   "or" is not exclusive;

(iv)   words in the singular include the plural, and in the plural include the singular;

(v)   provisions apply to successive events and transactions; and

(vi)   references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the Commission from time to time.

ARTICLE TWO

THE NOTES

Section 2.01.   Form and Dating.

(a) The Initial Notes issued on the Issue Date will be offered and sold by the Company pursuant to a Purchase Agreement. The Initial Notes issued on the Issue Date will be resold initially only to QIBs in reliance on Rule 144A and to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) and (7) under the Securities Act. Initial Notes shall be issued initially in the form of one or more Global Notes without interest coupons and with the Global Note Legend and the Private Placement Legend, which shall be deposited on behalf of the purchasers of the Initial Notes represented thereby with the Custodian and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in this Indenture.

(b) The Initial Notes, the Exchange Notes, the Private Exchange Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A which is hereby incorporated in, and expressly made a part of, this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Note shall be dated the date of its authentication. The terms of the Notes set forth in Exhibit A are part of the terms of this Indenture.

(c) This Section 2.01(c) shall apply only to a Global Note deposited with or on behalf of the Depositary. The Company shall execute and the Trustee shall, in accordance with this Section 2.01(b), authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (b) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary's instructions or held by the Trustee as custodian for the Depositary. Indirect Participants and Participants shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee as the custodian of the Depositary or under such Global Note, and the Company, the Trustee and any agent of the Company or the Trustee shall be entitled to treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d) Except as provided in this Section 2.01 or 2.06, owners of beneficial interests in Global Notes shall not be entitled to receive interests in, or physical delivery of, Definitive Notes.

Section 2.02.   Execution and Authentication.

Two Officers of the Company shall sign the Notes by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The Trustee shall authenticate and deliver: (1) on the Issue Date, an aggregate principal amount of $125,000,000 12% Senior Secured Notes due 2011, (2) any Additional Notes for an original issue in an aggregate principal amount specified in the written order of the Company pursuant to this Section 2.02 and (3) Exchange Notes or Private Exchange Notes for issue only in a Registered Exchange Offer or a Private Exchange, respectively, pursuant to a Registration Rights Agreement, for a like principal amount of Initial Notes issued on the Issue Date, in each case upon a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company. Such order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated and, in the case of any issuance of Additional Notes pursuant to Section 2.13, shall certify that such issuance is in compliance with Section 4.07.

Section 2.03.   Registrar and Paying Agent.

(a)   The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

(b)   The Company initially appoints DTC to act as Depositary with respect to the Global Notes.

(c)   The Company initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04.   Paying Agent to Hold Money in Trust.

On or prior to 11:00 AM New York City time on each due date of the principal and interest on any Note, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Noteholders or the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Notes and shall notify the Trustee of any default by the Company in making any such payment. If the Company or a Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section 2.04, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 2.05.   Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Noteholders. If the Trustee is not the Registrar, the Company shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Noteholders.

Section 2.06.   Transfer and Exchange.

(a) When Definitive Notes are presented to the Registrar with a request:

(i) to register the transfer of such Definitive Notes; or

(ii) to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(i) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(ii) if such Definitive Notes are required to bear a Private Placement Legend, they are being transferred or exchanged pursuant to an effective registration statement under the Securities Act, pursuant to clause (A), (B) or (C) below, and are accompanied by the following additional information and documents, as applicable:

(A) if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect; or

(B) if such Definitive Notes are being transferred to the Company, a certification to that effect; or

(C) if such Definitive Notes are being transferred (x) pursuant to an exemption from registration in accordance with Rule 144A or Rule 144 under the Securities Act; or (y) in reliance upon another exemption from the requirements of the Securities Act: (i) a certification to that effect (in the form set forth on the reverse of the Security) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the Private Placement Legend.

(b) A Definitive Security may not be exchanged for a beneficial interest in a Global Security

(c) A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

In the event that Global Note is exchanged for Definitive Notes, prior to the consummation of a Registered Exchange Offer or the effectiveness of a Shelf Registration Statement with respect to such Notes, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse of the Initial Notes intended to ensure that such transfers comply with Rule 144A or another applicable exemption under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Company.

(d) (i)(A) Except as permitted by the following paragraphs (ii), (iii) and (iv), each certificate evidencing the Global Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form:

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) TO THE COMPANY, (II) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV), IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

(B) Each Definitive Security shall also bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(C) Each Global Note shall bear the following legend:

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

(ii) Upon any sale or transfer of a Transfer Restricted Security Note (including any Transfer Restricted Note represented by a Global Note) pursuant to Rule 144 under the Securities Act, the Registrar shall permit the transferee thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Note, if the transferor thereof certifies in writing to the Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(iii) After a transfer of any Initial Notes or Private Exchange Notes pursuant to and during the period of the effectiveness of a Shelf Registration Statement with respect to such Initial Notes or Private Exchange Notes, as the case may be, all requirements pertaining to legends on such Initial Notes or such Private Exchange Notes will cease to apply, the requirements requiring any such Initial Notes or such Private Exchange Notes issued to certain Holders be issued in global form will cease to apply, and a certificated Initial Note or Private Exchange Note or an Initial Note or Private Exchange Note in global form, in each case without restrictive transfer legends, will be available to the transferee of the Holder of such Initial Note or Private Exchange Note upon exchange of such transferring Holder's certificated Initial Note or Private Exchange Note or directions to transfer such Holder's interest in the Global Note, as applicable.

(iv) Upon the consummation of a Registered Exchange Offer with respect to the Initial Notes, all requirements pertaining to such Initial Notes that Initial Notes issued to certain Holders be issued in global form will still apply with respect to Holders of such Initial Notes that do not exchange their Initial Notes, and Exchange Notes in certificated or global form, in each case without the Private Placement Legend will be available to Holders that exchange such Initial Notes in such Registered Exchange Offer.

(v) Upon the consummation of a Private Exchange with respect to the Initial Notes, all requirements pertaining to such Initial Notes that Initial Notes issued to certain Holders be issued in global form will still apply with respect to Holders of such Initial Notes that do not exchange their Initial Notes, and Private Exchange Notes in global form with the Global Security Legend and Private Placement Legend hereto will be available to Holders that exchange such Initial Notes in such Private Exchange.

(e) At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, redeemed, purchased or canceled, such Global Note shall be returned to the Depositary for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, redeemed, purchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Custodian, to reflect such reduction.

(f) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(g) A Global Note deposited with the Depositary or with the Trustee as Custodian for the Depositary pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.06 hereof and (i) the Depository notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note and the Depositary fails to appoint a successor depository or if at any time such Depositary ceases to be a "clearing agency" registered under the Exchange Act, in either case, and a successor depository is not appointed by the Company within 90 days of such notice, or (ii) an Event of Default has occurred and is continuing or (iii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes under this Indenture.

Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.06(g) shall be surrendered by the Depositary to the Trustee located at its principal corporate trust office in the Borough of Manhattan, The City of New York, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section 2.06(g) shall be executed, authenticated and delivered only in denominations of $1,000 principal amount and any integral multiple thereof and registered in such names as the Depositary shall direct. Any Definitive Note delivered in exchange for an interest in the Transfer Restricted Note shall, except as otherwise provided by Section 2.06(d) hereof, bear the applicable legend.

Subject to the provisions of this Section 2.06, the registered Holder of a Global Note shall be entitled to grant proxies and otherwise authorize any Person, including Participants and Indirect Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

In the event of the occurrence of one of the events specified in this Section 2.06(g), the Company shall promptly make available to the Trustee a reasonable supply of Definitive Notes in definitive, fully registered form without interest coupons. In the event that such Definitive Notes are not issued, the Company expressly acknowledges, with respect to the right of any Holder to pursue a remedy under this Indenture, the right of any beneficial owner of Notes to pursue such remedy with respect to the portion of the Global Note that represents such beneficial owner's Notes as if such Definitive Notes had been issued.

Section 2.07.   Replacement Notes.

If a mutilated Note is surrendered to the Registrar or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee, the Paying Agent, the Registrar and any co-registrar from any loss which any of them may suffer if a Note is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Note.

Every replacement Note is an additional Obligation of the Company.

Section 2.08.   Outstanding Notes.

Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. A Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Noteholders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09.   Temporary Notes.

Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes and deliver them in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder.

Section 2.10.   Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Notes surrendered for registration of transfer, exchange, payment or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Trustee to deliver copies of canceled Notes to the Company. The Company may not issue new Notes to replace Notes they have redeemed, paid or delivered to the Trustee for cancellation.

Section 2.11.   Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, the Company shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Company may pay the defaulted interest to the persons who are Noteholders on a subsequent special record date. The Company shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly mail or cause to be mailed to each Noteholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.12.   CUSIP Numbers.

The Company in issuing the Notes may use "CUSIP" numbers (if then generally in use) and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers.

Section 2.13.   Issuance of Additional Notes.

After the Issue Date, the Company shall be entitled, subject to compliance with Section 4.07, to issue Additional Notes under this Indenture, which Notes shall have identical terms as the Initial Notes issued on the Issue Date, other than with respect to the date of issuance and issue price. All the Notes issued under this Indenture shall be treated as a single class for all purposes of this Indenture including waivers, amendments, redemptions and offers to purchase. Any Additional Notes subsequently issued will be secured, equally and ratably with the Notes, by the Second Priority Liens on the Collateral. As a result, the issuance of any Additional Notes will have the effect of diluting the value of the security interest in the Collateral for the then outstanding Notes.

With respect to any Additional Notes, the Company shall set forth in a resolution of its Board of Directors and an Officers' Certificate, a copy of each which shall be delivered to the Trustee, the following information:

(i) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture and the provision of Section 4.07 that the Company is relying on to issue such Additional Notes; and

(ii) the issue price, the issue date and the CUSIP number of such Additional Notes; provided, however, that no Additional Notes may be issued at a price that would cause such Additional Notes to have more than a de minimis amount of "original issue discount" within the meaning of Section 1273 of the Code.

ARTICLE THREE

REDEMPTION AND OFFERS TO PURCHASE

Section 3.01.   Notices to Trustee.

If the Company elects to redeem the Notes pursuant to the optional redemption provisions set forth in the Notes, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers' Certificate setting forth (i) the provision of the Notes pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.

Section 3.02.   Selection of Notes to Be Redeemed.

(a)   If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed among the Holders of the Notes in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate. In the event of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption.

(b)   The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount at maturity thereof to be redeemed. No Notes in amounts of $1,000 or less shall be redeemed in part. Notes and portions of Notes selected shall be in amounts of $1,000 or whole multiples of $1,000; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03.   Notice of Redemption.

(a)   At least 30 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

(b)   The notice shall identify the Notes to be redeemed and shall state:

(i)   the redemption date;

(ii)   the redemption price;

(iii)   if any Note is being redeemed in part, the portion of the principal amount at maturity of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note;

(iv)   the name and address of the Paying Agent;

(v)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption;

(vi)   that, unless the Company defaults in making such redemption payment, interest, if any, on Notes called for redemption ceases to accrue on and after the redemption date;

(vii)   the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(viii)   that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

(c)   At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense; provided, however, that the Company shall have delivered to the Trustee, at least 45 days prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. The notice, if mailed in the manner provided herein shall be presumed to have been given, whether or not the Holder receives such notice.

Section 3.04.   Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.05.   Deposit of Redemption Price.

(a)   One Business Day prior to the redemption date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued interest and Liquidated Damages, if any, on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the

(b)   Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of, and accrued interest on, all Notes to be redeemed.

(c)   If the Company complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a note is redeemed on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06.   Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Company shall issue and the Trustee shall authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered. No Notes in denominations of $1,000 or less shall be redeemed in part.

Section 3.07.   Repurchase Offers.

In the event that, pursuant to Section 4.10, 4.11 or 4.19 hereof, the Company shall be required to commence an offer to all Holders to purchase their respective Notes (a "Repurchase Offer"), it shall follow the procedures specified in such Sections and, to the extent not inconsistent therewith, the procedures specified below.

The Repurchase Offer shall remain open for a period of no less than 30 days and no more than 90 days following its commencement, except to the extent that a longer period is required by applicable law (the "Offer Period"). No later than three Business Days after the termination of the offer Period (the "Purchase Date"), the Company shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10, 4.11 or Section 4.19 hereof (the "Offer Amount") or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Repurchase Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Liquidated Damages, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest or Liquidated Damages shall be payable to Holders who tender Notes pursuant to the Repurchase Offer.

Upon the commencement of a Repurchase Offer, the Company shall send, by first class mail, a notice to the Trustee and each of the Holders. The notice shall contain all instructions and matters necessary to enable such Holders to tender Notes pursuant to the Repurchase Offer. The Repurchase Offer shall be made to all Holders. The notice, which shall govern the terms of the Repurchase Offer, shall state:

(i)   that the Repurchase Offer is being made pursuant to this Section 3.07 and Section 4.10, 4.11 or Section 4.19 hereof, and the length of time the Repurchase Offer shall remain open;

(ii)   the Offer Amount, the purchase price and the Purchase Date;

(iii)   that any Note not tendered or accepted for payment shall continue to accrue interest and Liquidated Damages, if any;

(iv)   that, unless the Company defaults in making such payment, any Note (or portion thereof) accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest and Liquidated Damages, if any, after the Purchase Date;

(v)   that Holders electing to have a Note purchase pursuant to a Repurchase offer may elect to have Notes purchased in integral multiples of $1,000 only;

(vi)   that Holders electing to have a Note purchased pursuant to any Repurchase Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(vii)   that Holders shall be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(viii)   that, if the aggregate amount of Notes surrendered by Holders exceeds the Offer Amount, the Trustee shall, subject in the case of a Repurchase offer made pursuant to Section 4.10, 4.11 or Section 4.19, select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased); and

(ix)   that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On the Purchase Date, the Company shall, to the extent lawful, subject in the case of a Repurchase Offer made pursuant to Section 4.10, 4.11 or Section 4.19, accept for payment on a pro rata basis to the extent necessary, the Offer Amount of Notes (or portions thereof) tendered pursuant to the Repurchase offer, or if less than the Offer Amount has been tendered, all Notes tendered, and shall deliver to the Trustee an Officers' Certificate stating that such Notes (or portions thereof) were accepted for payment by the Company in accordance with the terms of this Section 3.07. The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than three days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of Notes tendered by such Holder, as the case may be, and accepted by the Company for purchase, and the Company, shall promptly issue a new Note. The Trustee, upon written request from the Company shall authenticate and mail or deliver such new Note to such Holder, in a principal amount at maturity equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the respective Holder thereof. The Company shall publicly announce the results of the Repurchase Offer on the Purchase Date.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act, and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Repurchase Offer. To the extent that the provisions of any securities laws or regulations conflict the provisions of this Section 3.07, Section 4.10, 4.11 or Section 4.19, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.07, 4.10, 4.11 or 4.19 by virtue of such compliance.

ARTICLE FOUR

COVENANTS

Section 4.01.   Payment of Notes.

(a)   The Company shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company or one of its Subsidiaries, holds as of 11:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due. The Company shall pay all Liquidated Damages, if any, in the same manner on the dates and in the amounts set forth in the Registration Rights Agreement.

(b)   The Company shall, subject to applicable law, pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, and Liquidated Damages (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02.   Maintenance of Office or Agency.

(a)   The Company shall maintain in the Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or an agent of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the

(b)   Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

(c)   The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(d)   The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.04 of this Indenture.

Section 4.03.   Commission Reports.

(a)   Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission's rules and regulations (including any permitted extensions):

(i)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants. Each quarterly and annual report filed on Form 10-Q or 10-K shall include (A) the Company's Weighted Average Retail Attrition Rate for the three fiscal quarters ended at the end of the period covered by such report and (B) the Company's Retail Attrition Rate for the fiscal quarter ended at the end of the period covered by such report; and

(ii)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports,

provided that the Company shall not be required to deliver any such quarterly report or information or current report if such report or information is filed with the Commission and made publicly available on the Commission's EDGAR website.

(b)   In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (a)(i) and (ii) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing). In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c)   If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by Section 4.03(a)

(d)   shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Section 4.04.   Compliance Certificate.

(a)   The Company and each Subsidiary Guarantor (to the extent that such Subsidiary Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company has kept, observed, performed and fulfilled its obligations under this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

(b)   So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03(a) above shall be accompanied by a written statement of the Company's independent public accountants (which shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article Four or Article Five hereof or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation. If such a certification is contrary to the then current recommendations of the American Institute of Certificate Public Accountants with respect to any year-end financial statements being delivered to the Trustee pursuant to Section 4.03(a), the Company shall deliver an Officer's Certificate to such effect to the Trustee at the time such year-end financial statements are so delivered to the Trustee.

(c)   The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05.   Taxes.

The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, any taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06.   Stay, Extension and Usury Laws.

The Company and each of the Subsidiary Guarantors covenant (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Subsidiary Guarantors (to the extent that it may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and covenant that they shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07.   Limitation on Indebtedness.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, "Incur"), with respect to any Indebtedness (including Acquired Debt), and the Company will not, and will not permit any of its Restricted Subsidiaries to, issue any Disqualified Stock (other than to the Company or a Wholly Owned Restricted Subsidiary); provided, however, that the Company and any Restricted Subsidiary may (1) incur Indebtedness (including Acquired Debt) and issue shares of Disqualified Stock if the Company's Consolidated Fixed Charge Coverage Ratio at the time of the incurrence of such Indebtedness or issuance of such Disqualified Stock, after giving pro forma effect thereto (including a pro forma application of the use of proceeds therefrom), is greater than 3.0 to 1.0 (2) incur Subordinated Indebtedness (including Acquired Subordinated Debt) if the Company's Consolidated Fixed Charge Coverage Ratio at the time of the incurrence of such Indebtedness, after giving pro forma effect thereto (including a pro forma application of the use of proceeds therefrom), is greater than 2.5 to 1.0.

(b)   Section 4.07(a) shall not prohibit the incurrence of any of the following items of Indebtedness or issuance of Disqualified Stock (collectively, "Permitted Debt"):

(i)   the incurrence by the Company and the Restricted Subsidiaries of Indebtedness pursuant to the Credit Agreement (including letter of credit obligations) in an aggregate principal amount outstanding under this clause (i) at any one time not to exceed $30 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to repay any Indebtedness under the Credit Agreement (and, in the case of any revolving credit Indebtedness under the Credit Agreement, to effect a corresponding permanent commitment reduction thereunder) pursuant to Section 4.11;

(ii)   the incurrence by the Company of Existing Indebtedness;

(iii)   the incurrence by the Company of Indebtedness represented by (A) the Notes issued on the Issue Date and any guarantees of such Notes by the Subsidiary Guarantors or (B) Exchange Notes in respect of such Notes or any Additional Notes and any guarantees of such Exchange Notes by the Subsidiary Guarantors;

(iv)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under Section 4.07(a) or clauses (ii), (iii), (iv) and (viii) of this Section 4.07(b), or the issuance by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Disqualified Stock in exchange for, or the net proceeds of which are used to refund, refinance or replace Disqualified Stock (other than intercompany Disqualified Stock) that was permitted by this Indenture to be issued;

(v)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(A)   if the Company or any Subsidiary Guarantor is the obligor, such Indebtedness must be unsecured, evidenced by a promissory note and expressly subordinated to the prior payment in full in cash of all obligations under the Notes, and

(B)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 4.07(b)(v);

(vi)   the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations, provided that such obligations are entered into for bona fide hedging purposes and not for speculative purposes;

(vii)   the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness in an aggregate amount not to exceed $5.0 million at any one time outstanding (which amount may, but need not, be incurred under the Credit Agreement);

(viii)   the incurrence by the Company or its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary at the time of such incurrence (whether through a direct purchase of assets or the Capital Stock of any Person owning solely those assets) in an aggregate principal amount not to exceed $2.0 million at any time outstanding; and

(ix)   the guarantee by the Company or any Subsidiary Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.07.

For purposes of determining compliance with this Section 4.07, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Sections 4.07(b)(i) through (ix) above or is entitled to be Incurred pursuant to Section 4.07(a), the Company may, in its sole discretion:

(A)   at the time the proposed Indebtedness is incurred, classify all or a portion of that item of indebtedness on the date of its incurrence under either Section 4.07(a) or under any category of Permitted Debt described in clauses (i) through (ix) of this Section 4.07(b); and

(B)   reclassify at any later date all or a portion of that or any other item of Indebtedness as being or having been incurred in any manner that complies with this Section 4.07;

provided, that, in each case, Indebtedness under the Credit Agreement outstanding on the date the Notes are first issued under this Indenture is deemed to be incurred pursuant to Section 4.07(b)(i).

Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 4.07.

Section 4.08.   Limitation on Restricted Payments.

(a)   The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly any Restricted Payment unless, at the time of, and after giving effect to, such proposed Restricted Payment:

(i)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable Latest Full Fiscal Quarter, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 4.07(a); and

(iii)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Closing Date (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of Section 4.08(b) below), is less than the sum, without duplication, of:

(A)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning October 1, 2004 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B)   100% of the aggregate net proceeds, including the Fair Market Value of property other than cash as determined by the Board of Directors in good faith, received by the Company since the Closing Date (i) from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) (including, without limitation, in a merger, consolidation, acquisition of property or any other form of transaction involving the issue or sale of Capital Stock (other than Disqualified Stock)), (ii) from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company), and (iii) from other capital contributions to the Company (including, without limitation, through the merger or consolidation of a Person with and into the Company not involving the issuance or delivery of securities or any other consideration by the Company or any Restricted Subsidiary); plus

(C)   the amount equal to the net reduction in Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person after the Closing Date resulting from, and without duplication (i) repurchases or redemptions of such Investments by such Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser and repayments of loans or advances or other transfers of assets by such Person to the Company or any Restricted Subsidiary of the Company, or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment"), not to exceed the amount of Investments previously made by the Company or any of its Restricted Subsidiaries, which amount was included in the calculation of Restricted Payments; provided, however, that no amount shall be included under this clause (C) to the extent it is already included in Consolidated Net Income.

(b)   Section 4.08(a) shall not prohibit:

(i) the payment of any dividend or the making of any distribution in 60 days after the date of declaration thereof, if at the date of declaration the payment or distribution complied with the provisions of this Indenture;

(ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Capital Stock of the Company or any warrants, options or other rights to acquire shares of any such Capital Stock either (a) solely in exchange for Equity Interests of the Company other than Disqualified Stock, (b) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company other than Disqualified Stock or (c) in the case of Disqualified Stock, solely in exchange for, or through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of, Permitted Refinancing Disqualified Stock; provided, in each case, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from Section 4.08(a)(iii)(B);

(iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness in exchange for, or with the net cash proceeds from, an Incurrence of Permitted Refinancing Indebtedness;

(iv) repurchases of Capital Stock deemed to occur upon the exercise of stock options or warrants if such Capital Stock represents all or a portion of the exercise price thereof; or

(v) Restricted Payments in the aggregate amount of $2.5 million,

provided, however, that in each case, no Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof. In determining the aggregate amount of Restricted Payments made subsequent to the Closing Date, amounts expended pursuant to clauses (i) and (v) under this Section 4.08(b) shall be included in such calculations.

(c) The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors' determination shall be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing, if the Fair Market Value exceeds $2.5 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.08 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.

(d)   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the terms of this Indenture if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under Section 4.08. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the Fair Market Value of such Investments at the time of such designation as determined in good faith by the Board of Directors. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(e)   Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.08, the Company shall be in default thereof).

(f)   The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that:

(i)   such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under Section 4.08, calculated on a pro forma basis as if such designation had occurred at the beginning of the relevant Latest Full Fiscal Quarter and, to the extent such Indebtedness is secured by a Lien, such Lien is permitted under Section 4.09;

(ii)   all outstanding Investments owned by such Unrestricted Subsidiary shall be deemed to be made as of the time of such designation and such designation shall only be permitted if such Investments would be permitted under Section 4.08 after giving effect to any transactions subject to paragraph (a)(iii)(C) of this section; and

(iii)   no Default or Event of Default would be in existence immediately following such designation.

Section 4.09.   Limitation on Liens.

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

Section 4.10.   Repurchase Offer Following Excess Retail Attrition.

(a)   If the Weighted Average Retail Attrition with respect to any three consecutive fiscal quarters exceeds 18% (a "Weighted Average Retail Attrition Rate Trigger Event"), the Company shall be required to make an offer, to commence within 45 days of the Trigger Determination Date, to all holders of the Notes to purchase 10% of the Notes then outstanding (but in any event not less than $12.5 million of Notes) at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the date of purchase, in accordance with the procedures sets forth in Section 3.07. If the aggregate principal amount of the Notes tendered into such offer exceeds the amount the Company is required to repurchase, the Trustee shall select the Notes to be purchased on a pro rata basis.

(b)   If the Retail Attrition Rate exceeds 18% for the fiscal quarter immediately succeeding any Weighted Average Retail Attrition Rate Trigger Event (a "Retail Attrition Rate Trigger Event"), the Company shall be required to make an offer, to commence within 45 days of the Trigger Determination Date, to all holders of the Notes to purchase 10% of the Notes then outstanding (but in any event not less than $12.5 million of Notes) at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the date of purchase, in accordance with the procedures sets forth in Section 3.07. If the aggregate principal amount of the Notes tendered into such offer exceeds the amount the Company is required to repurchase, the Trustee shall select the Notes to be purchased on a pro rata basis.

(c)   In no event, shall the Company be required to make an offer with respect to a Weighted Average Retail Attrition Rate Trigger Event and a Retail Attrition Rate Trigger Event with respect to the same fiscal quarter end.

"Cancelled RMR" means RMR attributable to alarm monitoring contracts with respect to which the Company has received effective notice of cancellation under such contracts.

"Disqualified RMR" means RMR attributable to alarm monitoring contracts with related account receivable balances over 90 days from the invoice date.

"Qualified RMR" means RMR attributable to alarm monitoring contracts with no related account receivable balances over 90 days from the invoice date.

"Replacement RMR" means Cancelled RMR or Disqualified RMR that has been replaced by the selling Dealer with the new RMR as required by the original sales contract with the Dealer.

"Retail Attrition Rate" means, with respect to any fiscal quarter and for our retail alarm monitoring portfolio, the quotient of: (i) the sum of (a) Cancelled RMR *plus* (b) the increase (or minus the decrease) in Disqualified RMR *minus* (c) Replacement RMR; *divided by* (ii) the average of the Qualified RMR at the end of the month for all the months in the fiscal quarter and the end of the month preceding the fiscal quarter. Such quotient shall then be annualized by multiplying it by four to determine whether a Weighted Average Retail Attrition Trigger Event or Retail Attrition Trigger Event has occurred.

"RMR" means the recurring monthly revenue with respect to a retail alarm monitoring contract on a basis consistent with the calculation of RMR as reported in the Company's filings with the Commission.

''Trigger Determination Date'' means with respect to a Weighted Average Retail Attrition Rate Trigger Event or Retail Attrition Rate Trigger Event, (i) if the fiscal period with which the determination is made is the first, second or third fiscal quarter, the date on which the Company files its Quarterly Report on Form 10-Q with respect to such fiscal period (or, in the event the Company is not required to or does not file any such Quarterly Report with respect to a fiscal quarter, the 45th day after the end of such fiscal quarter) or (ii) if the fiscal period with respect to which the determination is made is the last fiscal quarter, the date which is 45 days after the end of such fiscal quarter. In the event a Weighted Average Retail Attrition Rate Trigger Event or Retail Attrition Rate Trigger Event occurs with respect to the last fiscal quarter, the Company will provide prompt notice of such Event to the Trustee and the holders of the Notes in the manner provided in Section 3.07.

"Weighted Average Retail Attrition Rate" means, with respect to any consecutive fiscal quarters, the weighted average of the Retail Attrition Rate for the given quarters with the Qualified RMR at the end of a fiscal quarter being the weight for the attrition rate for that particular fiscal quarter.

Section 4.11.   Limitation on Asset Sales.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(i)   the Company or such Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(ii)   the Fair Market Value is determined in good faith by the management of the Company or, if such Asset Sale involves consideration excess of $2.5 million, by the Board of Directors as evidenced by a board resolution; and

(iii)   at least 80% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of Qualified Consideration.

(b)   Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the Restricted Subsidiary may apply such Net Proceeds, at the Company's or such Restricted Subsidiary's option:

(i)   to the extent the assets and property sold pursuant to such Asset Sale constitute Collateral, to repay Indebtedness under the New Credit Facility and permanently reduce the commitments thereunder; or

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(ii)   to acquire Replacement Assets; provided, that, the Company or the applicable Restricted Subsidiary promptly grants to the Trustee a security interest in such Replacement Assets pursuant to the requirements of the Indenture, which security interest shall be a Second Priority Lien; or

(iii)   to the acquisition of a majority of the assets of a Permitted Business, or a majority of the Voting Stock of a Person engaged in a Permitted Business (provided that such Person will become on the date of acquisition thereof a Restricted Subsidiary), the making of a capital expenditure or the acquisition of other long-term assets (including, without limitation, security monitoring accounts or agreements) that are used or useful in a Permitted Business, provided, that the Company or the applicable Restricted Subsidiary promptly grants to the Collateral Trustee a security interest in such assets or voting stock pursuant to the requirements of this Indenture, which security interest shall be a Second Priority Lien; or

(iv)   a combination of prepayment and investment permitted by the foregoing clauses (i), (ii) and (iii).

(c)   Pending application of Net Proceeds pursuant to this Section 4.11, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(d)   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of Notes and other Indebtedness ranking on a parity with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and other Indebtedness ranking on a parity with the Notes, pro rata, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or the accreted value of such Indebtedness, if such other Indebtedness is issued at a discount), plus accrued and unpaid interest, if any, thereon to the date of purchase, in accordance with the procedures set forth in this Indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other Indebtedness ranking on a parity with the Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and other Indebtedness ranking on a parity with the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Section 4.12.   Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the right of any Restricted Subsidiary to:

(i)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries or pay any indebtedness owed to the Company or its Restricted Subsidiaries;

(ii)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

(iii)   transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b)   The preceding restrictions set forth in Section 4.12(a) above shall not apply to encumbrances or restrictions existing under or by reason of:

(i)   Existing Indebtedness as in effect on the date of this Indenture;

(ii)   agreements existing on the date of this Indenture, and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to dividend and other payment restrictions than those contained in agreements as in effect on the date of this Indenture, as determined in good faith by the Board of Directors;

(iii)   this Indenture and the Notes and/or the Collateral Documents;

(iv)   the Credit Agreement and/or the documentation for the First Priority Liens; provided that the restrictions contained in any such agreement are no more restrictive, taken as a whole (as determined in good faith by the Board of Directors), than those contained in such agreements as of the date hereof;

(v)   applicable law;

(vi)   any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(vii)   customary non-assignment provisions in leases, licenses and other agreements entered into in the ordinary course of business;

(viii)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in this Section 4.08(a)(iii) on the property so acquired;

(ix)   any agreement for the sale of a Restricted Subsidiary (whether by stock sale, asset sale, merger, consolidation or otherwise) that restricts distributions by such Restricted Subsidiary pending its sale;

(x)   Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole (as determined in good faith by the Board of Directors), than those contained in the agreements governing the Indebtedness being refinanced;

(xi)   secured Indebtedness otherwise permitted to be incurred pursuant to the provisions under Section 4.09 that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(xii)   customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; or

(xiii)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Section 4.13.   Limitation on Transactions with Affiliates.

(a)   The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

(i)   such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary than those that might reasonably have been obtained in a comparable arm's-length transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(ii)   if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $2.0 million, either (x) the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (i) of this paragraph as evidenced by a resolution of the Board of Directors promptly delivered to the Trustee or (y) if there are no disinterested members of the Board of Directors, the Company complies with the fairness opinion requirement of this Section 4.12(a)(iii) with respect to such Affiliate Transaction; and

(iii)   if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

(b)   The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of this Section 4.12(a):

(i)   any employment agreement, employee benefit plan or stock option plan entered into by the Company or any of its Restricted Subsidiaries or the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant thereto in the ordinary course of business that has been approved by a majority of the disinterested members of the Board of Directors;

(ii)   transactions between or among the Company and its Wholly Owned Restricted Subsidiaries;

(iii)   Restricted Payments that are permitted by the provisions of Section 4.08 hereof;

(iv)   reasonable and customary directors' fees, indemnification and similar arrangements and payments thereunder by the Company or any of its Restricted Subsidiaries;

(v)   loans or advances to employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business, provided that the aggregate amount of all such loans and advances at any time outstanding shall not exceed $1.0 million;

(vi)   any agreement as in effect as of the date of this Indenture or any amendment thereto (so long as any such amendment, taken as a whole, is not disadvantageous to the Holders of the Notes in any material respect) or any transaction contemplated thereby; and

(vii)   the issuance of Capital Stock or other Equity Interests of the Company (other than Disqualified Stock) or the making of other capital contributions to the Company.

Section 4.14.   Limitation on Purchases of Retail Alarm Monitoring Contracts Following Certain Events.

The Company shall not purchase or agree to purchase during any Purchase Suspension Period, any retail alarm monitoring contracts or notes receivable secured by retail alarm monitoring contracts for an aggregate purchase price exceeding $2 million, if the Company's Weighted Average Retail Attrition Rate for any three consecutive fiscal quarters exceeds 18% or if its Retail Attrition Rate for any fiscal quarter exceeds 18% (each such event being referred to as a ''Purchase Suspension Trigger''), provided, that the foregoing shall not prohibit the Company from purchasing any retail alarm monitoring contracts or notes receivable secured by retail alarm monitoring contracts pursuant to a written agreement entered into during a period in which we were not prohibited from agreeing to make such purchase pursuant to this provision.

Section 4.15.   Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries.

(a)   The Company shall not transfer, convey, sell, lease or otherwise dispose of, and shall not permit any of its Restricted Subsidiaries to issue, transfer, convey, sell, lease or otherwise dispose of, any Equity Interests in any Restricted Subsidiary of the Company (other than the issuance of directors' qualifying shares or an immaterial number of shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary and excluding any pledge of Equity Interests of any Restricted Subsidiary) to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), except:

(i)   if, immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under Section 4.07 hereof if made on the date of such issuance or sale;

(ii)   sales of Common Stock of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary complies with Section 4.11; or

(iii)   sales of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor by the Company or a Subsidiary Guarantor that are otherwise permitted under Section 4.07, provided that the Company or such Subsidiary Guarantor complies with Section 4.11.

Section 4.16.   Additional Subsidiary Guarantees.

(a)   If the Company or any of its Subsidiaries shall acquire or create another Subsidiary then such newly acquired or created Subsidiary shall execute a supplemental indenture becoming a Subsidiary Guarantor in accordance with the terms of this Indenture.

(b)   A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Company or another Subsidiary Guarantor, unless:

(i)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)   either:

(A) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is a corporation, partnership, limited liability company or business trust organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(B) such sale or other disposition complies with the "Limitation on Asset Sale" covenant of the Indenture, including the application of the Net Proceeds therefrom.

(c) The Subsidiary Guarantee of a Subsidiary Guarantor will be released in connection with any sale of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or another Subsidiary of the Company, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with Section 4.11 herein.

Section 4.17. Business Activities.

The Company shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.18. Payments for Consent.

Neither the Company nor any of its Restricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.19. Repurchase at the Option of Holders Upon a Change of Control.

(a) If a Change of Control occurs, each Holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's Notes pursuant to an offer by the Company (a "Change of Control Offer") at an offer price (a "Change of Control Payment") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, and additional interest if any, to the date of purchase. Within 30 days following any Change of Control, the Company shall mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on a date (the "Change of Control Payment Date") specified in such notice, which date shall be no earlier than

(b)   30 days and no later than 90 days from the date such notice is mailed, pursuant to the procedures described in Section 3.07.

(c)   By 11:00 a.m. Eastern Time on the Change of Control Payment Date, the Company shall, to the extent lawful:

     (i)   accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

     (ii)   deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof properly tendered; and

     (iii)   deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

(d)   The Paying Agent shall promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof.

(e)   Prior to complying with any of the provisions of this Section 4.19, but in any event within 90 days following a Change of Control, the Company shall either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this Section 4.19. The Company will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control Payment Date.

(f)   This Section 4.19 will be applicable whether or not any other provisions of this Indenture are applicable.

(g)   Notwithstanding anything to the contrary in this Section 4.19, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.19 and all other provisions of this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

(h)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

ARTICLE FIVE

SUCCESSORS

Section 5.01.   Merger, Consolidation or Sale of Assets.

(a)   The Company shall not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(i)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership, limited liability company or business trust organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(ii)   the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(iii)   immediately after such transaction no Default or Event of Default exists; and

(iv)   except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:

(A)   will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

(B)   will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if such transaction had occurred at the beginning of the applicable Latest Full Fiscal Quarter, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 4.07(a);

provided, however, that Section 5.01(a)(iv) above shall not apply if the principal purpose of such transaction is to change the state of incorporation of the Company and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Section 5.02.   Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01 hereof, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes except in the case of a sale, assignment, transfer, conveyance or other disposition of all of the Company's assets that meets the requirements of Section 5.01 hereof; provided, further, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes in the case of a lease of all or substantially all of its property and assets.

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ARTICLE SIX

DEFAULTS AND REMEDIES

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Section 6.01.   Events of Default.

(a)   Each of the following constitutes an "Event of Default" under this Indenture:

(i)   the Company defaults in any payment of interest on any Note when the same becomes due and payable and such default continues for a period of 30 days;

(ii)   the Company default in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon declaration of acceleration, upon required repurchase or otherwise;

(iii)   the Company or any of its Restricted Subsidiaries defaults in the performance of, or breaches, any covenants, warranty or other agreement contained in Sections 4.10, 4.11, 4.19 or 5.01;

(iv)   the Company or any Restricted Subsidiary defaults in the performance of, or breaches, any covenant, warranty or other agreement contained in this Indenture or in the Notes (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in Section 6.01 (a) (1), (2) or (3)) and such default or breach continues for 30 days after the notice specified below;

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(v)   the occurrence of any default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee exists as of the date of the Indenture, or is created thereafter, if that default:

(A)   is caused by a failure to pay at the Stated Maturity the principal of, or interest or premium, if any, on such Indebtedness (a "Payment Default"); or

(B)   results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the aggregate principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(vi)   the Company or any of its Restricted Subsidiaries defaults in its obligation to pay one or more final, non-appealable judgments aggregating in excess of $5.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage) that remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days;

(vii)   any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee), default by any Subsidiary Guarantor in the performance of any covenant set forth in its Subsidiary Guarantee, a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee and such default continues for 10 days;

(viii)   the Company or any Restricted Subsidiary of the Company pursuant to or within the meaning of Bankruptcy Law:

(A)   commences a voluntary case,

(B)   consents to the entry of an order for relief against it in an involuntary case,

(C)   makes a general assignment for the benefit of its creditors, or

(D)   generally is not paying its debts as they become due; or

(ix)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)   is for relief against the Company or any of its Restricted Subsidiaries in an involuntary case; or

(B)   appoints a custodian of the Company or any of its Restricted Subsidiaries or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries, or

(C)   orders the liquidation of the Company or any of its Restricted Subsidiaries;

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(x)   with respect to any Collateral, (A) any material Lien under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and this Indenture and other than the satisfaction in full of all obligations under this Indenture and discharge of this Indenture, (B) any security interest created thereunder or under this Indenture is declared invalid or unenforceable, (C) the Company or any Subsidiary Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable or (D) any Person commences a foreclosure proceeding in respect of any material portion of the Collateral.

(b) The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(c) A Default under clause (iv) of Section 6.01(a) is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

Section 6.02.   Acceleration.

(a)   In the case of an Event of Default specified in clauses (viii) or (ix) of Section 6.01(a) hereof, with respect to the Company or any Restricted Subsidiary of the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of an accrued but unpaid interest on all the Notes to be due and payable. Upon such declaration, such principal and interest shall be due and payable immediately. If an Event of Default described in Section 6.01(a)(viii) or (ix) occurs and is continuing, the principal of and interest on all the Notes will *ipso facto* become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of at least a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

(b)   In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(v) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(v) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration of the Notes with respect thereto and if (A) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 6.03.   Other Remedies.

(a)   If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, interest, and Liquidated Damages, if any, with respect to, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

(b)   The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04.   Rescission, Cancellation and Waiver of Past Defaults.

(a)   The Holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind and cancel a declaration of acceleration pursuant to Section 6.02 hereof, and its consequences if:

(i)   the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(ii)   all existing Defaults and Events of Default have been cured or waived except nonpayment of principal of or interest on the Notes that has become due solely by such declaration of acceleration;

(iii)   to the extent the payment of such interest is lawful, interest (at the same rate specified in the Notes) on overdue installments of interest and overdue payments of principal, premium, if any, and interest which has become due otherwise than by such declaration of acceleration, has been paid;

(iv)   the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances; and

(v)   in the event of cure or waiver of a Default or Event of Default of the type described in Section 6.01(a)(viii) or (ix), the Trustee has received an Officers' Certificate and Opinion of Counsel that such Default or Event of Default has been cured or waived.

(b)   The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of principal of or interest on the Notes.

The Company shall deliver to the Trustee an Officers' Certificate stating that the requisite percentage of Holders have consented to any such rescission, cancellation or waiver and attaching copies of such consents. In case of any such rescission, cancellation or waiver, the Company, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. This Section 6.04 and Section 9.02 shall be in lieu of Section 316(a)(1)(B) of the TIA and such Section 316(a)(1)(B) of the TIA is hereby expressly excluded from this Indenture and the Notes, as permitted by the TIA. Upon any such rescission, cancellation or waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05.   Control by Majority.

Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

Section 6.06.   Limitation on Suits.

(a)   A Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(i)   the Holder gives the Trustee written notice of a continuing Event of Default;

(ii)   the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(iii)   such Holder or Holders offer and, if requested, provide to the Trustee security and indemnity satisfactory to the Trustee against any costs, liability or expense that might be incurred by it in connection with the request or direction;

(iv)   the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

(b) A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07. **Rights of Holders of Notes to Receive Payment.**

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, interest on, and Liquidated Damages, if any, with respect to, the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder. However, any such payment received by a Holder is subject to the subordination provisions of Article Ten.

Section 6.08. **Collection Suit by Trustee.**

If an Event of Default specified in Section 6.01(a)(i) or (a)(ii) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, interest, and Liquidated Damages, if any, remaining unpaid on the Notes and interest on overdue principal and premium, if any, and, to the extent lawful, interest and Liquidated Damages, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09. **Trustee May File Proofs of Claim.**

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company or any Subsidiary Guarantor (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other securities or property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10.   Priorities.

(a)   If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: subject to Article Ten, to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, interest and Liquidated Damages, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest, and Liquidated Damages, if any, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

(b)   The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11.   Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than ten percent in principal amount of the then outstanding Notes.

ARTICLE SEVEN

TRUSTEE

Section 7.01. **Duties of Trustee.**

Except to the extent, if any, provided otherwise in the Trust Indenture Act of 1939 (as from time to time in effect):

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, costs, liability or expense that might be incurred by it in connection with the request or direction.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02.   Certain Rights of Trustee.

(a)   The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)   The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(f)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g)   The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of such event is sent to the Trustee in accordance with Section 12.02 hereof, and such notice references the Notes.

Section 7.03.   Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may become a creditor of, or otherwise deal with, the Company or any of its Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest as described in the Trust Indenture Act of 1939 (as in effect at such time), it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04. Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, it shall not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication. Notwithstanding the effective date of this Indenture or anything to the contrary contained in this Indenture, the Trustee shall have no liability or responsibility for any act or event relating to this Indenture or the transactions related thereto which occurs prior to the date of this Indenture, and shall have no contractual obligations or fiduciary duties to the Company, any Subsidiary Guarantors, the Holders of the Notes and the holders of beneficial interests therein, or any other Person until the date of this Indenture.

Section 7.05. Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal, premium, interest or Liquidated Damages on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06. Reports by Trustee to Holders of the Notes.

(a) Within 60 days after each May 15 beginning with May 15, following the date hereof, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA § 313(c).

(b) A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Company and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA § 313(d). The Company shall promptly notify the Trustee when the Notes are listed on any stock exchange or any delisting thereof.

Section 7.07. Compensation and Indemnity.

(a) The Company shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder in accordance with a written schedule provided by the Trustee to the Company. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The

Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

(b)   The Company shall indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.07) and defending itself against any claim (whether asserted by either of the Company or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence, bad faith or willful misconduct. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

(c)   The obligations of the Company under this Section 7.07 shall survive the satisfaction and discharge of this Indenture and resignation of removal of the Trustee.

(d)   To secure the Company's payment obligations in this Section, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.

(e)   When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(viii) and (ix) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f)   The Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

Section 7.08.   Replacement of Trustee.

(a)   A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

(b)   The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(i)   the Trustee fails to comply with Section 7.10 hereof;

(ii)   the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii)   a custodian or public officer takes charge of the Trustee or its property; or

(iv)   the Trustee becomes incapable of acting.

(c)   If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d)   If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of Notes of at least 10% in principal amount of the then outstanding Notes may petition at the expense of the Company any court of competent jurisdiction for the appointment of a successor Trustee.

(e)   If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)   A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

Section 7.09.   Successor Trustee by Merger, Etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee.

Section 7.10.   Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $150.0 million (or a direct or indirect wholly-owned subsidiary of a bank or trust company, or a bank holding company, having a combined capital and surplus of $150.0 million) as set forth in its most recent published annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of TIA §310(a)(1), (2) and (5). The Trustee is subject to TIA §310(b).

Section 7.11.   Preferential Collection of Claims Against Company.

The Trustee is subject to TIA §311(a), excluding any creditor relationship listed in TIA §311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein. The Trustee hereby waives any right to set-off any claim that it may have against the Company in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Company held by the Trustee; provided, however, that if the Trustee is or becomes a lender of any other Indebtedness permitted hereunder to be pari passu with the Notes, then such waiver shall not apply to the extent of such Indebtedness.


ARTICLE EIGHT

DEFEASANCE AND COVENANT DEFEASANCE


Section 8.01.   Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at the option of the Board of Directors evidenced by a resolution set forth in an Officers' Certificate, at any time, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article Eight.

Section 8.02.   Legal Defeasance and Discharge.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding Notes and all obligations of the Subsidiary Guarantors shall be deemed to have been discharged with respect to their obligations under the Subsidiary Guarantees on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Company and the Subsidiary Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and Subsidiary Guarantees, respectively, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Notes to receive from the trust fund described in Section 8.04 hereof, and as more fully set forth in such Section, payments in respect of the principal, interest or premium, if any, on such Notes when such payments are due, (b) the Company's obligations with respect to such Notes under Article 2 concerning issuing temporary Notes, registration of Notes and mutilated, destroyed, lost or stolen Notes and the Company's obligations under Section 4.02 hereof, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's and the Subsidiary Guarantor's obligations in connection therewith and (d) this Article 8. Subject to
compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03.   Covenant Defeasance.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from its obligations under the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18 and 4.19 hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, "Covenant Defeasance"), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company and the Subsidiary Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(a)(iii) through (vii) shall not constitute Events of Default.

Section 8.04.   Conditions to Legal or Covenant Defeasance.

(a)   The following shall be the conditions to the application of either Section 8.02 or 8.03 hereof to the outstanding Notes:

(i)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(ii)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)   no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(v)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(vi)   the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(vii)   if the Notes are to be redeemed prior to their stated maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(viii)   the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05.   Deposited Money and Government Securities to Be Held in Trust;

Other Miscellaneous Provisions.

(a)   Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium and Liquidated Damages, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b)   The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c)   Anything in this Article Eight to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06.   Repayment to the Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Section 8.07.   Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof and, in the case of a Legal Defeasance, the Subsidiary Guarantors' obligations under their respective Subsidiary Guarantees shall be revised and reinstated as though no deposit had occurred pursuant to Section 8.02 hereof, in each case until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE NINE

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01.   Without Consent of Holders of Notes.

(a)   Notwithstanding Section 9.02 of this Indenture, the Company, the Subsidiary Guarantors, and the Trustee may amend or supplement this Indenture, the Notes or the Collateral Documents without the consent of any Holder of a Note:

(i)   to cure any ambiguity, omission, defect or inconsistency;

(ii)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii)   to provide for the assumption of the Company's or any Subsidiary Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Subsidiary Guarantor's assets;

(iv)   to add any additional assets as Collateral;

(v)   to release Collateral from the Lien of the Indenture and the Collateral Documents when permitted or required by the Collateral Documents or the Indenture;

(vi)   upon any amendment, waiver or consent to the First Priority Collateral Documents granting the First Priority Liens on the Collateral, amending, waiving or consenting to the comparable provisions of the Collateral Documents as and to the extent set forth in the Intercreditor Agreement;

(vii)   to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any such Holder in any material respect;

(viii)   to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act; or

(ix)   to reflect the release of any Subsidiary Guarantor from its Subsidiary Guarantee or add any Subsidiary Guarantor pursuant to and in the manner provided by this Indenture.

(b)   Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee of any documents requested under Section 7.02(b) hereof, the Trustee shall join with the Company in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02.   With Consent of Holders of Notes.

(a)   Except as otherwise provided in this Section 9.02, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement this Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and, subject to Sections 6.04 and 6.07 hereof, any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of this Indenture which cannot be amended without the consent of each Holder of an outstanding Note) with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

(b)   The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto. If a record date is fixed, the Holders on such record date, or its duly designated proxies, and only such Persons, shall be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; provided that unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 90 days after such record date, any such consent previously given shall automatically and without further action by any Holder be cancelled and of no further effect.

(c)   Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amendment or supplement to this Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Company in the execution of such amendment or supplement unless such amendment or supplement directly affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amendment or supplement.

(d)   It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(e)   After an amendment, supplement or waiver under this Section becomes effective, the Company shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) may waive compliance in a particular instance by the Company with any provision of this Indenture, or the Notes. However, without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(i)   reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii)   reduce the principal of or change the fixed maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase, reduce the redemption or repurchase price of the Notes, or waive any payment with respect to the redemption of the Notes (except as would otherwise be permitted under this Section 9.02(e)(ix));

(iii)   reduce the rate of or change the time for payment of interest on any Note;

(iv)   waive a Default or Event of Default in the payment of principal, premium or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(v)   make any Note payable in currency other than U.S. dollars;

(vi)   make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal, interest or premium, if any, on the Notes;

(vii) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or this Indenture, except in accordance with the terms of this Indenture;

(viii) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Subsidiary Guarantees;

(ix)   after the Company's obligation to purchase the Notes arises under this Indenture, amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 4.11 or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 4.19, including, in each case, amending, changing or modifying any definition relating thereto;

(x)   amend or modify any of the provisions of this Indenture or the related definitions affecting the subordination or ranking of the Notes or any Subsidiary Guarantee in any manner adverse to the Holders of the Notes or any Subsidiary Guarantee;

(xi)   except as permitted by this Indenture, the Collateral Documents or the Intercreditor Agreement, release the Company or any Guarantor from the Collateral Documents or release all or substantially all the collateral granted thereunder; or

(xii)   make any change in the preceding amendment and waiver provisions.

Section 9.03.   Compliance with Trust Indenture Act.

Every amendment or supplement to this Indenture or the Notes shall be set forth in a document that complies with the TIA as then in effect.

Section 9.04.   Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05.   Notation on or Exchange of Notes.

(a)   The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b)   Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06.   Trustee to Sign Amendments, Etc.

The Trustee shall sign any amendment or supplement to this Indenture or any Note authorized pursuant to this Article Nine if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amendment or supplemental Indenture or Note until its Board of Directors approves it. In executing any amendment or supplement or Note, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon an Officers' Certificate and an Opinion of Counsel stating that the execution of such amendment or supplement is authorized or permitted by this Indenture and all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied.

ARTICLE TEN

SATISFACTION AND DISCHARGE

Section 10.01.   Satisfaction and Discharge.

(a)   This Indenture shall be discharged and shall cease to be of further effect as to all Notes issued thereunder, when:

(i)   either:

(A)   all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(B)   all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(ii)   no Default or Event of Default shall have occurred and be continuing on the date of any deposit referred to in clause (a)(i)(B) or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound;

(iii)   the Company has paid or caused to be paid all sums payable by it under this Indenture; and

(iv)   the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b)   In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel (which opinion may be subject to customary assumptions and exclusions) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c)   Notwithstanding the above, the Trustee shall pay to the Company from time to time upon its request any cash or Government Securities held by it as provided in this

section which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect a satisfaction and discharge under this Article Eleven.

Section 10.02.   Deposited Money and Government Securities to Be Held in Trust;

Other Miscellaneous Provisions.

Subject to Section 10.03 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 10.01 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium and Liquidated Damages, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

Section 10.03.   Repayment to the Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium and Liquidated Damages, if any, or interest on any Note and remaining unclaimed for two years after such principal, and premium or Liquidated Damages, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times or The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Company.


ARTICLE ELEVEN

SUBSIDIARY GUARANTEES


Section 11.01.   Guarantees.

Each Subsidiary Guarantor hereby unconditionally and irrevocably guarantees, jointly and severally, to each Holder and to the Trustee and its successors and assigns (a) the full and punctual payment of principal of and interest on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under this Indenture and the Notes and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture, the Notes, the Purchase Agreement and the Collateral Documents (all the foregoing obligations of the Company being hereinafter collectively called the "Guaranteed Obligations"). Each Subsidiary


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Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from such Subsidiary Guarantor and that such Subsidiary Guarantor will remain bound under this Article 11 notwithstanding any extension or renewal of any Obligation.

Each Subsidiary Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (1) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person (including any Subsidiary Guarantor) under this Indenture, the Notes or any other agreement or otherwise; (2) any extension or renewal of any thereof; (3) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (4) the release of any security held by any Holder or the Trustee for the Guaranteed Obligations or any of them; (5) the failure of any Holder or the Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (6) except as set forth in Section 11.06, any change in the ownership of such Subsidiary Guarantor.

Each Subsidiary Guarantor further agrees that its Subsidiary Guaranty herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee to any security held for payment of the Guaranteed Obligations.

Except as expressly set forth in Sections 8.02, 11.02 and 11.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Securities or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Subsidiary Guarantor or would otherwise operate as a discharge of such Subsidiary Guarantor as a matter of law or equity.

Each Subsidiary Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Obligation is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Obligation, each Subsidiary Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (A) the unpaid amount of such Guaranteed Obligations, (B) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by law) and (C) all other monetary Guaranteed Obligations of the Company to the Holders and the Trustee.

Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in respect of any Obligations guaranteed hereby until payment in full of all Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations hereby may be accelerated as provided in Article 6 for the purposes of such Subsidiary Guarantor's Subsidiary Guaranty herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Subsidiary Guarantor for the purposes of this Section.

Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder in enforcing any rights under this Section.

Section 11.02.   Limitation on Liability.

Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by any Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 11.03.   Successors and Assigns.

Except as set forth in Section 11.06, this Article 11 shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall enure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

Section 11.04.   No Waiver.

Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.

Section 11.05.   **Intentionally Omitted.**

Section 11.06.   **Release of Subsidiary Guarantor.**

A Subsidiary Guarantor will be released from its obligations under this Article 11 (other than any obligation that may have arisen under Section 11.07)

(a)   upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary,

(b)   upon the sale or disposition of all or substantially all the assets of such Subsidiary Guarantor,

(c)   upon defeasance of the Securities pursuant to Article 8, or

(d)   upon the full satisfaction of the Company' obligations under this Indenture;

provided, however, that in the case of clauses (a) and (b) above, (i) such sale or other disposition is made to a Person other than the Company or a Subsidiary of the Company and (ii) such sale or disposition is otherwise permitted by this Indenture. At the request of the Company, the Trustee shall execute and deliver an appropriate instrument evidencing such release.

Section 11.07.   **Contribution.**

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty shall be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.


ARTICLE TWELVE

COLLATERAL


Section 12.01.   **Collateral; Additional Collateral; Substitute Collateral.**

(a)   In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes, and all other obligations of the Company and the Guarantors under this Indenture and the Collateral Documents, when and as the same shall be due and payable, the Company, the Subsidiary Guarantors and the Collateral Trustee have simultaneously with the execution of this Indenture entered into the Collateral Documents to create on a second priority basis security interests in substantially all of the Company's and the Company's existing and future Subsidiaries' tangible and intangible property (real, personal or otherwise).

(b)   The Collateral Trustee, the Company, and the Subsidiary Guarantors, each hereby agree that the Collateral Trustee holds its interest in the Collateral in trust for its benefit and for the benefit of the Holders pursuant to the terms of the Collateral Documents. Each of the Company and the Subsidiary Guarantors covenants and agrees that it shall execute, acknowledge and deliver to the Collateral Trustee such further assignments, transfers, assurances or other instruments and shall do or cause to be done all such acts and things as may be necessary or proper to assure and confirm to the Collateral Trustee that it holds duly created, enforceable and perfected Liens upon the Collateral, or any part thereof, as from time to time constituted, and the right, title and interest in and to the Collateral Documents so as to render the same available for the security and benefit of this Indenture and of the Notes.

(c)   The Collateral Trustee shall act as the collateral trustee pursuant to the Intercreditor Agreement and Second Priority Documents and shall be authorized to appoint co-Collateral Trustees as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Intercreditor Agreement or Second Priority Documents, neither the Collateral Trustee nor any of its respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Trustee shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Trustee nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own willful misconduct, gross negligence or bad faith.

(d)   (i) Each Holder, by its acceptance of the Notes, consents and agrees to the terms of the Intercreditor Agreement and the Second Priority Documents as the same may be in effect or may be amended from time to time in accordance with their terms.

(ii) By their acceptance of the Notes, the Holders hereby authorize and instruct the Trustee, as Collateral Trustee, to (A) enter into the Second Priority Documents, (B) bind the Holders on the terms set forth in the Second Priority Documents and (C) perform and observe its obligations under the Collateral Documents.

(iii) By their acceptance of the Notes, the Holders hereby authorize and instruct the Collateral Trustee to (A) enter into the Intercreditor Agreement, (B) bind the olders on the terms set forth in the Intercreditor Agreement, and (C) perform and observe its obligations under the Intercreditor Agreement.

Section 12.02.   Additional Collateral; Acquisition of Assets or Property.

Concurrently with the acquisition by the Company or any Subsidiary Guarantor of any Property comprising the Collateral hereafter acquired by the Company or any Subsidiary Guarantor, the Company shall, or shall cause such Subsidiary Guarantor, as the case may be, to, as promptly as practicable, subject to obtaining the consents contemplated by the next succeeding paragraph:

(i)   execute and deliver to the Collateral Trustee, such Collateral Documents and take such other actions as shall be necessary to create, perfect and protect a Lien in favor of the Collateral Trustee on such assets or property (to the extent required to be perfected in accordance with the terms of the Collateral Documents);

(ii)   with respect to any fee interest in any tract (or series of tracts at the same location) of real property after the Issue Date by the Company or any Subsidiary Guarantor, promptly (A) execute and deliver a Second Priority Mortgage in favor of the Collateral Trustee, creating a second priority security interest for the benefit of the Holders of the Notes, covering such real property, and (B) deliver to the Collateral Trustee title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property, with local fixture filings being made in respect of fixtures associated with such real property as well as a current ALTA survey thereof, together with a surveyor's certificate; and

(iii)   promptly deliver to the Collateral Trustee such opinions of counsel, if any, as the Collateral Trustee may reasonably require with respect to this Section 12.01(b) (including opinions as to enforceability and perfection of security interests), which opinions shall be in form and substance, and from counsel, reasonably satisfactory to such Collateral Trustee.

(b)   If the granting or perfection of a security interest in such property requires the consent or agreement of a third party, the Company will use commercially reasonable efforts to obtain such consent as promptly as practicable with respect to the Lien for the benefit of the Collateral Trustee.

(c)

Section 12.03.   [Intentionally Omitted]

Section 12.04.   Release of Collateral.

(a)   The Liens in favor of the Collateral Trustee under the Collateral Documents will be released in whole: (i) upon payment in full of the principal of, and accrued and unpaid interest and premium, if any, and additional interest, if any, on all outstanding Notes and payment in full of all other Obligations with respect to the Notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium are paid; or (ii) upon defeasance of the Notes or a discharge of the Indenture in accordance with the provisions described in Article Eight..

(b)   The Liens in favor of the Collateral Trustee under the Collateral Documents will be released with respect to any asset constituting Collateral, if:

(i)   The asset has been sold or otherwise disposed of by the Company or a Subsidiary Guarantor to a Person other than the Company or a Restricted Subsidiary in a transaction permitted by and in accordance with the Indenture, at the time of such sale or disposition; or

(ii)   The Collateral Trustee and the New Credit Facility Agent, in accordance with the provisions set forth in the Intercreditor Agreement, exercise any remedies in respect to such asset, including any sale or other disposition thereof.

The Company, subject to compliance with Section 4.07, has the ability to issue Additional Notes having identical terms and conditions to the Notes.

Section 12.05.   Possession and Use of Collateral.

Subject to and in accordance with the provisions of this Indenture, the Intercreditor Agreement and the Collateral Documents, so long as the Collateral Trustee has not exercised rights or remedies with respect to the Collateral in connection with an Event of Default that has occurred and is continuing, except as provided in the Intercreditor Agreement and the Collateral Documents, the Company and the Subsidiary Guarantors shall have the right to remain in possession and retain exclusive control of and to exercise all rights with respect to the Collateral, to freely, operate, manage, develop, lease, use, consume and enjoy the Collateral, to alter or repair any Collateral so long as such alterations and repairs do not impair the Liens of the Collateral Documents thereon, and otherwise comply with Section 12.03 hereof, and to collect, receive, use, invest and dispose of the profits, revenues, proceeds and other income thereof.

Section 12.06.   Authorization of Actions to Be Taken by the Collateral Trustee Under the Collateral Documents and the Intercreditor Agreement.

Subject to the provisions of the Collateral Documents and the Intercreditor Agreement:

(a)   the Collateral Trustee may, in its sole discretion and without the consent of the Holders, take all actions it deems necessary or appropriate in order to (i) enforce any of the terms of the Collateral Documents; and (ii) collect and receive any and all amounts payable in respect of the obligations of the Company, the Subsidiary Guarantors hereunder and under the Collateral Documents; and

(b)   the Collateral Trustee shall have power to institute and to maintain such suits and proceedings as it may deem reasonably necessary to prevent any impairment of the Collateral by any act that may be unlawful or in violation of the Collateral Documents or this Indenture, and such suits and proceedings as the Collateral Trustee may deem reasonably necessary to preserve or protect its interests and the interests of the Holders in the Collateral (including the power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest thereunder or be prejudicial to the interests of the Holders or of the Collateral Trustee).

By acquiring a Note and without any further action on its part, each Holder hereby consents to the terms of the Intercreditor Agreement and authorizes and directs the Collateral Trustee to take each action that the Collateral Trustee is required to take pursuant to the terms of the Intercreditor Agreement.

Section 12.07.   Recording, Registration and Opinions.

(a)   As required by the provisions of Section 314(b) of the TIA, the Company and, if applicable, the Subsidiary Guarantors shall take or cause to be taken all action required to perfect, maintain, preserve and protect the Lien on and security interest in the Collateral granted by the Second Priority Documents (subject only to Permitted Liens), including without limitation, the filing of financing statements, continuation statements, mortgages and any instruments of further assurance, in such manner and in such places as may be required by law fully to preserve and protect the rights of the Holders and the Collateral Trustee under this Indenture and the Second Priority Documents to all property comprising the Collateral. The Company shall from time to time promptly pay all financing, continuation statements and mortgage recording, registration and/or filing fees, charges and taxes relating to this Indenture and the Second Priority Documents, any amendments thereto and any other instruments of further assurance required hereunder or pursuant to the Second Priority Documents. The Collateral Trustee shall have no obligation to, nor shall it be responsible for any failure to, so register, file or record.

(b)   The Company shall furnish to the Trustee on the anniversary of the Issue Date in each year, beginning with 2005, an Opinion of Counsel, dated as of such date, which complies with TIA § 314(b)(2), either (i)(x) stating that, in the opinion of such counsel, such action has been taken with respect to the delivery of Collateral, recordings, registrations, filings, re-recordings, re-registrations and refilings of this Indenture, the Collateral Documents and all supplemental indentures, financing statements, continuation statements and other instruments of further assurance as are necessary to maintain the perfected Liens of the Collateral Documents under applicable law in those items of Collateral that can be perfected by the filing, recordings, registrations or delivery and reciting with respect to such Liens on and security interests in the Collateral the details of such action or referring to prior Opinions of Counsel in which such details are given, and (y) stating that, based on relevant laws as in effect on the date of such Opinion of Counsel, all financing statements, continuation statements, and other documents have been executed and filed that are necessary, as of such date and during the succeeding 12 months, fully to maintain the perfection of the security interests of the Collateral Trustee hereunder and under the Collateral Documents with respect to the Collateral; *provided* that if there is a required filing of a continuation statement or other instrument within such 12 month period and such continuation statement or other instrument is not effective if filed at the time of the opinion, such opinion may so state and in that case the Company shall cause a continuation statement or other instrument to be timely filed so as to maintain such Liens and security interests and shall provide a further Opinion of Counsel to the effect of this clause (i) upon the filing of the relevant continuation statement or other instrument; or (ii) stating that, in the opinion of such counsel, no such action is necessary to maintain such Liens or security interests.

(c)   In the event that the Company or any Guarantor wish the Collateral Trustee to execute a release of any Collateral from the lien of the Second Priority Documents in accordance with this Indenture, the Intercreditor Agreement and the Second Priority Documents, it shall furnish the Collateral Trustee an Officers' Certificate complying with Section 13.04 certifying that all conditions precedent have been met and that no consent of the Holders is required together with any documents required by any other provision

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of this Indenture and delivery as required by this Indenture, an Opinion of Counsel to the effect that such accompanying documents constitute all the documents required by this Indenture, by Section 314(d) of the TIA or that no such documents are so required. If such release is given pursuant to the automatic release provisions of the Intercreditor Agreement, the Officers' Certificate shall also be accompanied by evidence that the Collateral has been released under the First Priority Documents. Upon the receipt of such documents the Trustee shall execute, or shall cause the Collateral Trustee to execute, a release of the Collateral. The Trustee, however, shall have no duty to confirm the legality or validity of such documents, its sole duty being to certify that it has received such documentation which on their face conform to Section 314(d) of the TIA.

ARTICLE THIRTEEN

MISCELLANEOUS

Section 13.01.   Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA §318(c), the imposed duties shall control.

Section 13.02.   Notices.

(a)   Any notice or communication by the Company or any Subsidiary Guarantor, on the one hand, or the Trustee on the other hand, to the other is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the others' address:

If to the Company or any Subsidiary Guarantor:

Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street, 3rd Floor
Albany, New York 12207

Facsimile: (518) 426-0953
Attention: Michael Moscinski

If to the Trustee:

Wells Fargo Bank, N.A.
213 Court Street
Suite 703
Middletown, CT 06457

Facsimile: (860) 704-6219
Attention: Joe O'Donnell

(b)   The Company, the Subsidiary Guarantors or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

(c)   All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. The Trustee may accept signatures to original documents to the same effect as if it had received the original of such documents.

(d)   Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA §313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(e)   If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(f)   If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 13.03.   Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA §312(b) with other Holders with respect to its rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA §312(c).

Section 13.04.   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(i)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(ii)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of such counsel (who may rely upon and Officers' Certificate as to matters of fact), all such conditions precedent and covenants have been satisfied.

Section 13.05.   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA §314(a)(4)) shall comply with the provisions of TIA §314(e) and shall include:

(i)   a statement that the Person making such certificate or opinion has read such covenant or condition;

(ii)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)   a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.06.   Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.07.   No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or shareholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the Notes, this Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 13.08.   Governing Law.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES.

Section 13.09.   Consent to Jurisdiction.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated hereby ("Related Proceedings") may be instituted in the federal courts of the United States of America located in the City of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City of New York (collectively, the "Specified Courts"), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court has been brought in an inconvenient forum.

Section 13.10.   No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or any of its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.11.   Successors.

All agreements of the Company or any Subsidiary Guarantor in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12.   Severability.

In case any provision in this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.13.   Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 13.14.   Acts of Holders.

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company if made in the manner provided in this Section 12.14.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness, notary or officer the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)   Notwithstanding anything to the contrary contained in this Section 12.14, the principal amount and serial numbers of Notes held by any Holder, and the date of holding the same, shall be proved by the register of the Notes maintained by the Registrar as provided in Section 2.04 hereof.

(d)   If the Company shall solicit from the Holders of the Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a resolution of its Board of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Notwithstanding TIA §316(c), such record date shall be the record date specified in or pursuant to such resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith or the date of the most recent list of Holders forwarded to the Trustee prior to such solicitation pursuant to Section 2.06 hereof and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the then outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the then outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e)   Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration or transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(f)   Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so itself with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 13.15.   Benefit of Indenture.

Nothing, in this Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Registrar and its successors hereunder, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 13.16.   Table of Contents, Headings, Etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed all as of the date and year first written above.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Chairman & CEO

CRITICOM INTERNATIONAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MONITAL SIGNAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MORLYN FINANCIAL GROUP, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

PAYNE SECURITY GROUP, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Manager

GUARDIAN GROUP, LLC
By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Manager

INTEGRATED ALARMS SERVICES, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Chairman & CEO

MADISON PROTECTION, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

EVEREST VIDEO SYSTEMS, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

INTEGRATED ALARM AND SECURITY, LLC

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Manager

ALERT ALARM COMPANY, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

AMERICAN BURGLAR & FIRE ALARM CO.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

NORCO ALARMS, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

SECURITY GENERAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

AMERICAN HOME SECURITY, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

SHIELD SIGNAL CORP.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

TELEGUARD SECURITY SYSTEMS INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

WALTER BREESE, INCORPORATED

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MONITAL FUNDING CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

[Signatures continue on next page]

WELLS FARGO BANK, N.A., as Trustee

By: /s/ Joseph P. O'Donnell
Name: Joseph P. O'Donnell
Title: Assistant Vice President

[Face of Note]

[INSERT APPROPRIATE LEGENDS]

CUSIP 45890M AB 5

No.**$[   ]**

INTEGRATED ALARM SERVICES GROUP, INC.

12% Senior Secured Notes due 2011

Issue Date:

Integrated Alarm Services Group, Inc., a Delaware corporation (the "Company", which term includes any successor under this Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO. or its registered assigns, the principal sum of One Hundred Twenty-Five Million Dollars ($125,000,000) on November 15, 2011.

Interest Payment Dates: May 15 and November 15, commencing May 15, 2005.

Record Dates: May 1 and November 1.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

INTEGRATED ALARM SERVICES GROUP, INC.

By: ___________________________________
Name: _________________________________
Title: __________________________________

By: ___________________________________
Name: _________________________________
Title: __________________________________

(Trustee's Certificate of Authentication)

This is one of the 12% Senior Secured Notes due 2011 described in the within-mentioned Indenture.

Dated:

WELLS FARGO BANK, N.A.,

as Trustee

By:_____

Authorized Signatory

[Reverse Side of Note]

INTEGRATED ALARM SERVICES GROUP, Inc.

12% Senior Secured Notes due 2011

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Interest. The Company promises to pay interest on the principal amount of this Note at 12 % per annum from the date hereof until maturity and shall pay the Liquidated Damages, if any, payable pursuant to Section 5 of the Registration Rights Agreement referred to below. The Company shall pay interest and Liquidated Damages, if any, semi-annually in arrears on May 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further that the first Interest Payment Date shall be May 15, 2005. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Liquidated Damages (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment. The Company shall pay interest on the Notes (except defaulted interest) and Liquidated Damages, if any, to the Persons who are Holders of Notes at the close of business on the record date immediately preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.11 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium and Liquidated Damages, if any, and interest at the office or agency of the Company maintained for such purpose in The City of New York, or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest, premium and Liquidated Damages, if any, on, all Global Notes. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar. Initially, the Trustee under the Indenture shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

4.

5. Indenture. The Company issued the Notes under an Indenture dated as of November 16 , 2004 ("Indenture") among the Company, the Subsidiary Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

The Notes are senior secured obligations of the Company. The Company shall be entitled, subject to its compliance with Section 4.07 of the Indenture, to issue Additional Notes pursuant to Section 2.13 of the Indenture. The Initial Notes issued on the Issue Date, any Additional Notes and all Exchange Notes or Private Exchange Notes issued in exchange therefor will be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; issue or sell capital stock of subsidiaries; engage in transactions with affiliates; transfer or sell assets; guarantee indebtedness; restrict dividends or other payments of subsidiaries; and consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries. These covenants are subject to important exceptions and qualifications.

6. Optional Redemption. (a) Except as set forth in this Section 5, the Company shall not have the option to redeem any Notes.

(a) On or before November 15, 2008, the Company shall have the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of the following amounts:

- 100% of the principal amount of the Notes being redeemed on the redemption date; or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), plus 50 basis points, as determined by the Reference Treasury Dealer (as defined below),

plus, in each case, accrued and unpaid interest and Liquidated Damages, if any, on the Notes to the redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on an interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

"Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

"Reference Treasury Dealer" means (A) Wells Fargo Securities LLC or ABN AMRO Incorporated or their respective affiliates which are Primary Treasury Dealers, and its successors; provided, however, that if Wells Fargo Securities LLC or ABN AMRO Incorporated shall cease to be a primary U.S. Government securities dealer in New York City (a ''Primary Treasury Dealer''), the Company shall substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Trustee after consultation with the Company.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

(b) On and after November 15, 2008, the Company shall have the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below (subject to the right of Holders on the relevant record date to receive interest and Liquidated Damages due on the related interest payment date):

Year	Percentage
2008	106.0 %
2009	103.0 %
2010	100.0 %

(c) Notwithstanding the foregoing, on or prior to November 15, 2007, the Company will be entitled at its option on one or more occasions to redeem Notes in an aggregate principal amount not to exceed the sum of 35 % of the aggregate principal amount of the Notes originally issued on the Issue Date plus 100% of the aggregate principal amount of any

Additional Notes issued, at a redemption price (expressed as a percentage of principal amount) of 112.0 %, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the Net Cash Proceeds from one or more Designated Offerings; provided, however, that (A) at least 65% of the aggregate principal amount of the Notes originally issued on the Issue Date remains outstanding immediately after the occurrence of each such redemption, other than the Notes held, directly or indirectly, by the Company or its Affiliates); and (B) each such redemption occurs within 90 days after the date of the related Designated Offering.

7.   Repurchase at Option of Holder. Upon a Change of Control, any Holder of Notes will have the right to cause the Company to repurchase all or any part of the Notes of such Holder at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased plus accrued interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the related interest payment date) as provided in, and subject to the terms of, the Indenture.

8.   Guarantee. The payment by the Company of the principal of, and premium and interest on, the Notes is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.

9.   Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or between a record date and the corresponding interest payment date.

10.   Persons Deemed Owners. The registered Holder of a Note will be treated as its owner for all purposes.

11.   Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each Holder of an outstanding Note) with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes). Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to, among other things, cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the legal rights under the Indenture of any such Holder.

12.   Defaults and Remedies. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary of the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, interest or Liquidated Damages) if it determines that withholding notice is in their interest. Holders of a majority in principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind and annul a declaration of acceleration pursuant to Section 6.02 of the Indenture, and its consequences, and waive any related existing Default or Event of Default if certain conditions are satisfied.

13.   Trustee Dealings with Company. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

14.   No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

15.   Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

16.   Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes. In addition to the rights provided to Holders under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement dated as of November 16, 2004, between the Company and the parties named on the signature pages thereof or, in the case of Additional Notes, Holders of Restricted Global Notes and Restricted Definitive Notes shall have the rights set forth in one or more registration rights agreements, if any, between the Company, the Subsidiary Guarantors and the other parties thereto, relating to rights given by the Company and the Subsidiary Guarantors to the purchasers of Additional Notes.

17.   CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

18.   Copies of Documents. The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street, 3rd Floor
Albany, New York 12207

Facsimile: (518) 426-0953
Attention: Michael Moscinski

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:_____
(Insert assignee's legal name)

_____
(Insert assignee's soc. sec. or tax I.D. no.)

_____

_____

_____
(Print or type assignee's name, address and zip code)

and irrevocably appoint _____

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____

Your Signature: _____
(Sign exactly as your name appears
on the face of this Note)

Signature Guarantee*:_____

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10, 4.11 or 4.19 of the Indenture, check the appropriate box below:

[ ] Section 4.10 [ ] Section 4.11 [ ] Section 4.19

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10, 4.11 or Section 4.19 of the Indenture, state the amount you elect to have purchased:

$_____

Date:_____

Your Signature: _____
(Sign exactly as your name
appears on the face of this
Note)

Tax Identification No.: _____

Signature Guarantee*:_____

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal Amount at Maturity of this Global Note	Amount of Increase in Principal Amount at Maturity of this Global Note	Principal Amount at Maturity of this Global Note Following such decrease (or increase)
<S>	<C>	<C>	<C>



[Face of Note]

[INSERT APPROPRIATE LEGENDS]

CUSIP 45890M AC 3

No.**$[   ]**

INTEGRATED ALARM SERVICES GROUP, INC.

12% Senior Secured Notes due 2011

Issue Date:

      Integrated Alarm Services Group, Inc., a Delaware corporation (the "Company", which term includes any successor under this Indenture hereinafter referred to), for value received, promises to pay to CEDE & CO. or its registered assigns, the principal sum of One Hundred Twenty-Five Million Dollars ($125,000,000) on November 15, 2011.

Interest Payment Dates: May 15 and November 15, commencing May 15, 2005.

Record Dates: May 1 and November 1.

      Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

      IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

INTEGRATED ALARM SERVICES GROUP, INC.

By: _____
Name:
Title:

By: _____
Name:
Title:

(Trustee's Certificate of Authentication)

This is one of the 12% Senior Secured Notes due 2011 described in the within-mentioned Indenture.

Dated:

WELLS FARGO BANK, N.A.,

as Trustee

By:_____

Authorized Signatory

[Reverse Side of Note]

INTEGRATED ALARM SERVICES GROUP, Inc.

12% Senior Secured Notes due 2011

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

19. Interest. The Company promises to pay interest on the principal amount of this Note at 12 % per annum from the date hereof until maturity and shall pay the Liquidated Damages, if any, payable pursuant to Section 5 of the Registration Rights Agreement referred to below. The Company shall pay interest and Liquidated Damages, if any, semi-annually in arrears on May 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further that the first Interest Payment Date shall be May 15, 2005. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Liquidated Damages (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

20. Method of Payment. The Company shall pay interest on the Notes (except defaulted interest) and Liquidated Damages, if any, to the Persons who are Holders of Notes at the close of business on the record date immediately preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.11 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium and Liquidated Damages, if any, and interest at the office or agency of the Company maintained for such purpose in The City of New York, or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest, premium and Liquidated Damages, if any, on, all Global Notes. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

21. Paying Agent and Registrar. Initially, the Trustee under the Indenture shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

22.   Indenture. The Company issued the Notes under an Indenture dated as of November 16 , 2004 ("Indenture") among the Company, the Subsidiary Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

The Notes are senior secured obligations of the Company. The Company shall be entitled, subject to its compliance with Section 4.07 of the Indenture, to issue Additional Notes pursuant to Section 2.13 of the Indenture. The Initial Notes issued on the Issue Date, any Additional Notes and all Exchange Notes or Private Exchange Notes issued in exchange therefor will be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; issue or sell capital stock of subsidiaries; engage in transactions with affiliates; transfer or sell assets; guarantee indebtedness; restrict dividends or other payments of subsidiaries; and consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries. These covenants are subject to important exceptions and qualifications.

23.   Optional Redemption. (a) Except as set forth in this Section 5, the Company shall not have the option to redeem any Notes.

(a) On or before November 15, 2008, the Company shall have the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of the following amounts:

• 100% of the principal amount of the Notes being redeemed on the redemption date; or

• the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), plus 50 basis points, as determined by the Reference Treasury Dealer (as defined below),

plus, in each case, accrued and unpaid interest and Liquidated Damages, if any, on the Notes to the redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on an interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

"Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

"Reference Treasury Dealer" means (A) Wells Fargo Securities LLC or ABN AMRO Incorporated or their respective affiliates which are Primary Treasury Dealers, and its successors; provided, however, that if Wells Fargo Securities LLC or ABN AMRO Incorporated shall cease to be a primary U.S. Government securities dealer in New York City (a ''Primary Treasury Dealer''), the Company shall substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Trustee after consultation with the Company.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

(b) On and after November 15, 2008, the Company shall have the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below (subject to the right of Holders on the relevant record date to receive interest and Liquidated Damages due on the related interest payment date):

Year	Percentage
2008	106.0 %
2009	103.0 %
2010	100.0 %

(c) Notwithstanding the foregoing, on or prior to November 15, 2007, the Company will be entitled at its option on one or more occasions to redeem Notes in an aggregate principal amount not to exceed the sum of 35 % of the aggregate principal amount of the Notes originally issued on the Issue Date plus 100% of the aggregate principal amount of any

Additional Notes issued, at a redemption price (expressed as a percentage of principal amount) of 112.0 %, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the Net Cash Proceeds from one or more Designated Offerings; provided, however, that (A) at least 65% of the aggregate principal amount of the Notes originally issued on the Issue Date remains outstanding immediately after the occurrence of each such redemption, other than the Notes held, directly or indirectly, by the Company or its Affiliates); and (B) each such redemption occurs within 90 days after the date of the related Designated Offering.

24.   Repurchase at Option of Holder. Upon a Change of Control, any Holder of Notes will have the right to cause the Company to repurchase all or any part of the Notes of such Holder at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased plus accrued interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the related interest payment date) as provided in, and subject to the terms of, the Indenture.

25.   Guarantee. The payment by the Company of the principal of, and premium and interest on, the Notes is fully and unconditionally guaranteed on a joint and several senior basis by each of the Subsidiary Guarantors to the extent set forth in the Indenture.

26.   Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or between a record date and the corresponding interest payment date.

27.   Persons Deemed Owners. The registered Holder of a Note will be treated as its owner for all purposes.

28.   Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each Holder of an outstanding Note) with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes). Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to, among other things, cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the legal rights under the Indenture of any such Holder.

29.   Defaults and Remedies. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary of the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, interest or Liquidated Damages) if it determines that withholding notice is in their interest. Holders of a majority in principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind and annul a declaration of acceleration pursuant to Section 6.02 of the Indenture, and its consequences, and waive any related existing Default or Event of Default if certain conditions are satisfied.

30.   Trustee Dealings with Company. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

31.   No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

32.   Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

33.   Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes. In addition to the rights provided to Holders under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement dated as of November 16, 2004, between the Company and the parties named on the signature pages thereof or, in the case of Additional Notes, Holders of Restricted Global Notes and Restricted Definitive Notes shall have the rights set forth in one or more registration rights agreements, if any, between the Company, the Subsidiary Guarantors and the other parties thereto, relating to rights given by the Company and the Subsidiary Guarantors to the purchasers of Additional Notes.

34. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

35. Copies of Documents. The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street, 3rd Floor
Albany, New York 12207

Facsimile: (518) 426-0953
Attention: Michael Moscinski

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:_____
(Insert assignee's legal name)

_____
(Insert assignee's soc. sec. or tax I.D. no.)
_____

_____

_____
(Print or type assignee's name, address and zip code)

and irrevocably appoint _____

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____

Your Signature: _____
(Sign exactly as your name appears
on the face of this Note)

Signature Guarantee*:_____

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10, 4.11 or 4.19 of the Indenture, check the appropriate box below:

[ ] Section 4.10 [ ] Section 4.11 [ ] Section 4.19

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10, 4.11 or Section 4.19 of the Indenture, state the amount you elect to have purchased:

$_____

Date:_____

Your Signature: _____
(Sign exactly as your name
appears on the face of this
Note)

Tax Identification No.: _____

Signature Guarantee*:_____

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal Amount at Maturity of this Global Note	Amount of Increase in Principal Amount at Maturity of this Global Note	Principal Amount at Maturity of this Global Note Following such decrease (or increase)
<S>	<C>	<C>	<C>